Cenveo™

2006 ANNUAL REPORT

Cenveo (NYSE: CVO), headquartered in Stamford, Connecticut, is a leader in the management and distribution of print and related products and services. The Company provides its customers with low-cost solutions within its core businesses of commercial printing and packaging, envelope, form and label manufacturing, and publisher services; offering one-stop services from design through fulfillment. With 10,000 employees worldwide, Cenveo delivers everyday for its customers through a network of production, fulfillment, content management, and distribution facilities across the globe. For more information please visit us at www.cenveo.com.

Table of Contents

going for growth»


cenveo

"When I arrived at Cenveo in September 2005, I pledged that 2006 would be the year the company got back to basics. I am proud to note that we have achieved this objective, by controlling our costs, restructuring our operating platform, divesting non-core operations, intensifying our focus on customers, making or announcing strategic acquisitions, and increasing accountability to our shareholders. In 2006, we gained ground by re-establishing ourselves as a printing industry leader with a management team that is responsive to the needs of our customers, employees and shareholders. We've accomplished a lot in a very short timeframe. But we haven't reached the goal line yet. Now we go for growth."

Robert G. Burton, Sr.

financial highlights


Operating Income (loss)
2006
66,679
(26,310)
2005
Net cash provided by (used in) continuing of operating activities
2006
20,739
(64,003)
2005

Years Ended December 31,

(in thousands, except per share data)	2006	2005
Net sales	$ 1,511,224	$ 1,594,781
Operating income (loss)	66,679	(26,310)
Net income (loss)	118,655	(135,052)
Net income (loss) per share	2.23	(2.70)
Net cash provided by (used in) continuing of operating activities	20,739	(64,003)
Capital expenditures of continuing operations	19,930	28,154

strategic acquisitions

Since July 2006, Cenveo has completed three strategic acquisitions that complement our existing operations and extend our reach into new markets. We will continue to enhance our resources and expand capabilities in the future by acquiring market-leading companies such as these:

Rx Technology

Our July 2006 acquisition of Rx Technology significantly strengthens our position in the high-growth pressure-sensitive label market. Specializing in providing pharmacists with labels for consumer prescription drugs, Rx Technology's premier customer base includes multiple Fortune 500 companies, as well as the nation's leading mass merchants.

Printegra

In February 2007, we acquired one of the nation's largest manufacturers of short-run business documents. Printegra represents a natural enhancement of Cenveo's existing envelopes, forms and labels product line. This geographic expansion of our comprehensive manufacturing network allows us to better serve local and regional customers, while adding flexibility of our national platform offering.

Cadmus

A perfect complement to Cenveo's product line, Cadmus will create immediate cross-selling opportunities for both companies' customers. This acquisition that we completed in March 2007 brings together two of the nation's most respected printers to create an industry leader in our respective segments. It allows us to expand into a leading position in the scientific, technical and medical journal market, as well as our short-run publication expertise. The combination also creates a global leader in the specialty packaging business by combining Cadmus' worldwide network with Cenveo's existing North American platform.

going for growth »

Dear Fellow Shareholders,

As you can see by the theme of this year's annual report, I find many similarities in business and in sports. Many of the bedrock principles that can be found in winning athletic organizations can also be found in successful businesses. I have used this analogy before, but I feel it is now more relevant than ever to describe my tenure as the senior manager of Cenveo.



Robert G. Burton, Sr.
Chairman and Chief Executive Officer

In September 2005, when I arrived here, I committed to our employees and investors that we would become the industry's premier printing and envelope company. We would be the low-cost producer in our industry to improve our performance every day. We would do this by implementing a proven game plan that has worked for me time and again over my 35-year business career.

There is nothing revolutionary about this plan. I view it as basic "blocking and tackling." But it has worked well for Cenveo in 2006. And I am happy to report that in a short period of time, we have made substantial progress, and we are on our way to achieving our goal.

The ground we've gained since September 2005 has been remarkable. The company has been right-sized and turned around, its stability restored. We have met or exceeded our financial targets every quarter, and our strict financial discipline has allowed us to significantly increase our operating margin, pay down high-coupon debt and generate free cash flow. This performance has resulted in a strengthened balance sheet, with improved profitability and share price. Our team has lifted Cenveo out of last place, and positioned us to compete and to succeed.

A Successful Game Plan

When I wrote this letter last year, I detailed our 5-step "back to basics" game plan to turn Cenveo around. This strategy focused on:

1. Installing a proven management team
2. Bringing our cost structure in line with our revenues
3. Re-focusing on our core business
4. Leveraging our size with our vendors
5. Growing our top line

With 2006 now in the books, let's review each of these areas...

We continue to build the best management team in the industry.
By combining depth with experience, a customer-oriented service philosophy, and operational and fiscal discipline, we are now becoming a provider of choice within the industry. We continue to bring proven industry veterans

and promising young talent to our roster. We have added more than 50 key players who've worked with us at other successful printing turnarounds, and who are committed to our game plan. These individuals understand what it takes to succeed, and each is held personally accountable for their performance. These senior managers "get it."

Our senior executives have done an excellent job quarterbacking us to new levels in 2006. They have surrounded themselves with outstanding individuals who are the future leaders of this company. Their growth is measured every day by improving performance across our franchise. While they are too many to single out by name individually, we are lucky to have such a deep bench of talent for years to come.

These executives are also co-owners of our franchise. You may recall that last year, as part of our plan to ensure that our employees acted as owners of the business, we initiated an Employee Stock Purchase Plan. I am pleased to report that 100% of our senior managers are purchasing Cenveo stock through payroll deductions each month. This financial commitment shows that our people believe in the company's bright future.

"In a short period of time, we have made substantial progress, and we are on our way to achieving our goal."

We improved the company's operating cost structure by implementing a $100-million cost-savings program. When we established this goal, the skeptics and naysayers said it couldn't be done. We were told that all costs that could be taken out of Cenveo had already been eliminated. That attitude was unacceptable, and the doubters were proven wrong. By streamlining our operations, consolidating redundant facilities, controlling discretionary spending and asking our employees to play several different positions, we were able to significantly reduce our cost structure. I am pleased to report that our plan is on track, and that over $70 million in incremental savings have been achieved to date.

We focused on the core of our business by selling non-core assets that were not aligned with our long-term growth plans. During 2006, we sold several businesses that were either unprofitable or in markets that were not key to our future. Most notably, we sold our Canadian operation, Supremex. Although Supremex is the leading envelope manufacturer in Canada, our plan is to focus on growth opportunities domestically. This sale allowed us to pay down high-coupon debt and helped fund our acquisition efforts.

We strengthened our partnership with key suppliers to leverage our purchasing spend. When our team arrived at Cenveo in 2005, we began the process of forming strategic partnerships with core suppliers to drive down the cost of doing business through improved communication, pricing, payment terms, inventory turn and inventory reduction.

We began this process by recruiting a talented team from our past to streamline our purchasing and logistics operations, and by developing strong relationships with a smaller but more important supplier base. This outstanding team delivered significant results to the company in 2006, and with our recent acquisitions, expectations are high for continued improvement in 2007.

"Over $70 million in incremental savings have been achieved to date."

Going For It – 58 Accretive Acquisitions

We began the growth stage of our game plan by acquiring some of the industry's most talented companies. In July, we acquired Rx Technology to supplement our label business. This business has a strong client list, a great relationship with the nation's largest pharmacies and drug stores, and creates synergies and cross-sell opportunities within our envelopes, forms and labels operations.

While not a part of 2006, we announced and closed two additional acquisitions in early 2007. In February, for example, we supplemented our team by acquiring Printegra, a leader in the manufacturing of short-run business documents, including envelopes, labels, forms and security documents. The company enjoys a stellar reputation for quality and customer service within the industry and among its clients.

Continuing our acquisition momentum, in early March we completed the purchase of Cadmus, the world's largest provider of content and production services to publishers of scientific, technical and medical journals. With over $450 million in revenues, Cadmus is also a recognized leader in the targeted publication and specialty packaging segments, enjoying a worldwide manufacturing platform that provides a one-stop solution to its customers. This acquisition meets our criteria of achieving profitability while benefiting our customers with innovative and cost-effective solutions to all their print needs. With the addition of Cadmus, Cenveo is now the third-largest printing company in North America, and a leader in the high-growth niche markets we serve.

2007 Season Outlook

We take great pride in having completed 2006 — Cenveo's first full year under our management team — on a strong, positive note with significantly improved results. Our achievements over the past 18 months and our exciting potential for the future are direct outcomes of long-term strategies implemented to drive market leadership, service and profitability, and increase shareholder value.

The outlook for 2007 is strong as well. I remain confident that Cenveo has all components for future success: a broad array of products and services... a strong sales team... dedicated employees... creative manufacturing talent... and a loyal and growing customer base that is the envy of the industry.

There still remains much to be accomplished. We must continue to push ourselves, to get stronger, faster and more nimble. Only with commitment and training can we achieve the results that I know we can deliver.

In 2007, Cenveo will continue to pursue strategies that foster leadership and performance in this challenging and exciting environment. We will focus on:

- Growing our existing businesses organically
- Looking for the right acquisitions in our target niches
- Providing customers with one-stop solutions
- Increasing margins by controlling our costs

It all comes down to knowing our game plan and playing to win. We have an unparalleled management team that is focused on achieving these goals, with personal financial stakes riding on our success.

"Cenveo is now the third-largest printing company in North America, and a leader in the high-growth niche markets we serve."

Goal To Go

Let me conclude by reiterating management's commitment to growing the company's value for our fellow stockholders, and our confidence in Cenveo's future prospects. We will continue to be a total printing resource, today and in the future. With continued hard work and a focus on "blocking and tackling," we have moved the ball down the field in 2005 and 2006. We are now just outside the end zone and poised to go in for the score in 2007.

As Cenveo's leader, and also its largest individual owner, I will do what is right to ensure that we are successful in 2007, and that our investors reap rewards with us as their partner. We have come too far to drop the ball now. This team will return Cenveo to marketplace leadership and success. It won't be easy, but you have my commitment that we will fight every day, for every inch, and we will not let you down.

I will keep you advised on our progress in delivering what we have committed to this year.

Thank you for your continued support,



Robert G. Burton Sr.
Chairman and Chief Executive Officer

welcome to

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Cenveo Capabilities and Services Offered

The best we have to offer our clients is our people. We employ the top people in the industry — printing experts who constantly set higher and higher standards Cenveo works to understand what clients require, then generates solutions that fit their needs. Cenveo is your high-quality, low-cost producer with reliable delivery.

our nationa



10,000

al presence


Cenveo.
Corporate Headquarte

strong

commercial print

The Commercial Print Group has achieved its reputation of excellence from its values of providing outstanding customer service, investing in the latest technology, and delivering unparalleled craftsmanship. The smallest sheetfed job to the largest web job can be accomplished through our network of more than 20 commercial print facilities.

The Packaging Group is a recognized leader in providing one-stop packaging solutions from concept to prototype to market. With the recent addition of Cadmus-Whitehall Specialty Packaging Services, Cenveo will be poised to take a stronger position in the packaging industry with a global network of manufacturing facilities and proven expertise and creativity.

The Financial Print Group has more than 50 years' experience working with numerous companies in the financial industry on their annual and quarterly reports, prospectuses, mutual funds, and EDGAR filings. This Group understands the intricacies and time-sensitivity of these documents and takes its services beyond printing.

The Digital Print Group provides customers with an array of digital solutions. Its capabilities encompass variable, on-demand printing which gives its customers a quick, cost-effective, and direct approach to market.

envelopes, forms & labels

The Envelope Group is one of the world's largest envelope manufacturers producing approximately one out of every four envelopes in the United States with a wide variety of types and seals. Long or short run, simple or sophisticated graphics, it can deliver for the most complex demands. The Commercial Envelope Group stands out in the industry for its creativity in direct mail and the ability to convert a wide range of paper weights and styles. This Group includes, Quality Park, the leading manufacturer and distributor of envelopes and mailing products to the Office Products and Trade and Courier industries. Quality Park produces more than 2,000 stock items for its distributor customers in a variety of sizes and styles.

The Custom Envelope Group, primarily known by the brand name Wisco, provides hundreds of stock and custom private brand envelopes to the resale market. With the recent addition of National Imprint Corporation (NIC), Cenveo has more state-of-the-art facilities to enable it to quickly and efficiently manufacture a wide range of envelope products with short cycle times. Its ability to take any envelope project from blank paper roll form to complete full-color printing with a wide range of custom window options, Wisco and NIC are the primary sources for thousands of resale printing distributors nationwide to meet their custom envelope needs.

The Label Group is one of the top suppliers to the North American food, beverage, and consumer products industries. Through the leading brand names—Dealer Label, Discount Labels, Lancer Label, Synergy Label, and Rx Technology—it serves more than 40,000 resale distributors and processes hundreds of thousands of orders each year. This Group's solution-based approach to service, high-quality standards, and ability to print on virtually anything—paper, foil, metal, plastic, clear and opaque film, and synthetic materials—makes it the only source needed for label applications.

The Business Documents Group has more than 50 years' experience with customized products including high-color and multiple-finish options. Customers can choose from short-, medium-, or long-run orders, along with a full array of features; from single-part to multiple-part business documents, secure negotiable documents, to pressure seal, and integrated form/label combinations. Order quantities produced in the Documents facilities, under the PrintXcel and Printegra brands, range from a few hundred to several million.

cadmus publisher services

The Journal Publisher Services Group has served the world's leading scholarly publishers for more than 125 years. Its reputation is built on first-rate content processing and industry-leading press capabilities—expert copyediting, complex page composition, and high-quality web and sheetfed printing. Through this Group's in-depth experience with scientific, technical, and medical (STM) publishers, it offers state-of-the-art online submission and production tracking systems, innovative content delivery solutions, and other electronic products and services that support efficient and cost-effective publishing processes. In 2007, Cadmus plans to expand its digital print capabilities to accompany short-run requirements with a high-quality, cost-effective solution that is comparable in quality to offset printing.

The Specialty Publisher Services Group is designed specifically with B2B, city/regional, association, and consumer magazine businesses in mind. It has a range of tools including an ad conversion and processing service for standardizing incoming files, an ad and asset management system for organizing and maintaining online libraries of images and ad files, and workflow solutions to improve the efficiency of the page creation process. Combine these solutions with 3Path™, a cost-effective method for delivering digital editions of a publication and other content directly to a reader's computer, and its easy to see Cadmus' Specialty Publisher Services Group is a customer-focused business.

The Book Publisher Services Group is a *full-service* provider for higher education, professional, and other book publishers. This Group offers a complete array of domestic and offshore content, print and distribution services to the publishing industry that are tailored to a specific customer or project—giving publishers a strong competitive advantage through a highly automated production workflow. From composition, to XML coding, to print and distribution, Cadmus offers a global production solution that stores content in a structured digital content repository (XML) for repurposing in both electronic and print deliverables.

- Design
- Offset Printing
- Digital Printing
- Specialty Printing (UV, Embossing, etc.)
- Packaging
- Finishing
- Direct Mail
- Fulfillment
- Distribution
- Program Management
- Retrievable Asset Management (Online file sharing and storage)
- Color Management System
- E-Commerce

- Design
- Flexo, Jet, and Litho Printing
- Special Envelope Sizes
- Special Window Configurations
- Designs for High-speed Insertion Equipment
- Storage and Distribution
- E-Commerce
- Consultative Sales Force
- Branded Products for Distributors
- Security Printing
- Direct Mail
- Reseller Education and Training
- Vertical Market Program Management
- Finishing
- Bar Coding and Numbering
- Digital Asset Storage

- Content Services
  - o Ad and Asset Management
  - o Composition and Page Layout
  - o Copyediting
  - o Data Conversion
  - o Digital Publications
  - o Manuscript and Production Tracking
  - o XML Coding
- Full-Service Print Production Services
  - o Finishing
  - o Reprints
- Distribution Solutions
  - o Back-Copy and Fulfillment Services
  - o Digital Rights Management

veo

Annual Reports
Automobile Brochures
Bangtail Envelopes
Bank and Financial Products
Bill and Return Transaction Envelopes
Bills of Lading
Books
Board Mailers
Brand Marketing Collateral
Brochures
Buck Slips
Business Communication Labels
Business Documents
Business Envelopes
Business Reply Mailers
Calendars
Card Form Combinations
Catalogs
Catalog Envelopes
Clasp Envelopes
Certificates
Checks
Commercial Printing
Continuous Form
Stock and Custom Cut Sheets
Delta Folded Products
Digest Booklets and Catalogs
Digital Printing
Digital Publications
Direct Mail
Direct-Mail Envelopes
Directories
Diskette Envelopes
EDGAR Filings
Envelopes
Folding Cartons
General Commercial Envelopes
Greeting Cards
Hang Tags
Interoffice Mail Envelopes
Invoices
Journals
Jumbo Mailers
Label Form Combinations
Labels – All Varieties
Labels – Full Color
Large-Format Sheetfed Projects
Lenticular Printing
Licenses
Magazines
Mailers
Maps
Negotiable Documents
Notices
Optical Deterrent Technology
Overnight Courier Delivery
Packaging
Paste and Perf Bind Ins
Pharmacy Scripts
Print On Demand
VersaSeal® Print-to-Mail Solutions
Peal and Seal Envelopes
Photo Processing Envelopes
Point-of-purchase Displays
Pressabels
Pressure Sensitive Labels
Promotional Printing
Protective Mailers
Registration Forms
Reprints and E-prints
Retail Displays
Sales and Delivery Receipts
Security Tint Envelopes
Self-sealing Envelopes
Shelf Labels
Slim Jim Catalogs
Specialty Envelopes
Sporting Event Programs
Statements
Static Cling Window Signs
Stochastic/Staccato Screen Printing
Stock Forms
Tax Forms
Tyvek® Envelopes
Unit sets
VariSmart (Variable Datacard Fulfillment)
Warranties

board of directors



ROBERT G. BURTON, SR. (1)
Chairman of the Board and
Chief Executive Officer of Cenveo



PATRICE M. DANIELS (1, 2, 3, 4)
Senior Vice President
Corporate Lending
of GE Commercial Finance



LEONARD C. GREEN (1, 3, 4)
President of the Green Group



DR. MARK J. GRIFFIN (2, 3, 4)
Headmaster and Founder
of the Eagle Hill School



ROBERT T. KITTEL (1, 2, 4)
Partner of Goodwood Inc.



ROBERT B. OBERNIER (1, 3, 4)
Chairman and Chief Executive Officer
of Horizon Paper Company



THOMAS W. OLIVA
President of Cenveo

Board of Committees:
(1) Executive Committee
(2) Nominating & Governance Committee
(3) Compensation Committee
(4) Audit Committee



our continued mission

1
We will provide our customers with a level of service that exceeds their expectations.

2
We will produce work of such high quality that it will challenge the standards of the industry.

3
All Cenveo employees will have the opportunity to grow personally and financially.

4
We will endeavor to produce a consistent return on investment for our shareholders.

5
We will contribute to the welfare of our communities.

6
We will continue to invest in the finest technology and talent in anticipation of the needs of our customers.

7
We will conduct business in a fair, ethical and honorable way.

8
When we make mistakes, we will act quickly to right them, learning from the experience so they do not occur twice.

9
We envision printing as a critical way in which we take part in the exchange of ideas between people. It is never a mere process.

10
Our goal is to be the world's best printer. Our standards reflect that goal.

going for growth »

For a comparison of the performance of our stock over the past five years to Standard & Poor's 500 Index and Standard & Poor's 1500 Commercial Printing Index, please see the Company's Proxy Statement dated March 30, 2007 under the section "Comparison of Five Year Cumulative Total Return," which is incorporated by reference into this annual report.

The Company has filed with the New York Stock Exchange (NYSE) the Certification of its Chief Executive Officer confirming that the Company has complied with the NYSE corporate governance listing standards.

Financials

Selected Financial Data

The following consolidated selected financial data has been derived from, and should be read in conjunction with, the related consolidated financial statements, either elsewhere in this report or in reports we have previously filed with the Securities and Exchange Commission.

	Years Ended December 31,				
(in thousands, except per share data)	2006	2005	2004	2003	2002
Net sales	$1,511,224	$1,594,781	$1,597,652	$1,531,486	$1,601,529
Restructuring, impairment and other charges	(41,096)	(77,254)	(5,407)	(6,860)	(87,393)
Operating income (loss)	66,679	(26,310)	37,428	47,798	(43,098)
Loss on early extinguishment of debt	(32,744)	—	(17,748)	—	(16,463)
Loss from continuing operations	(21,825)	(148,101)	(44,708)	(17,884)	(91,810)
Income from discontinued operations, net of taxes	140,480[1]	13,049	25,000	23,356	1,454[2]
Cumulative effect of change in accounting principle	—	—	—	(322)	(111,748)
Net income (loss)	118,655[1]	(135,052)	(19,708)	5,150	(202,104)[2]
Basic and diluted loss per share from continuing operations	(0.41)	(2.96)	(0.94)	(0.38)	(1.93)
Basic and diluted income per share from discontinued operations	2.64	0.26	0.53	0.49	0.03
Basic and diluted income (loss) per share	2.23	(2.70)	(0.41)	0.11	(4.24)
Total assets	1,001,950	1,079,564	1,174,747	1,111,446	1,107,367
Total long-term debt, including current maturities	675,295	812,136	769,769	748,961	763,899

(1) Includes a $127.4 million gain on a disposal of discontinued operations, net of taxes of $8.5 million.

(2) Includes a $16.9 million loss on a disposal of discontinued operations, net of taxes of $0.4 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations of Cenveo, Inc., which we refer to as Cenveo, and its subsidiaries should be read in conjunction with our consolidated financial statements included elsewhere herein.

Cautionary Statements

Certain statements in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" and similar expressions, or as other statements that do not relate solely to historical facts. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Management believes these statements to be reasonable when made. However, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In view of such uncertainties, investors should not place undue reliance on our forward-looking statements.

Such forward-looking statements involve known and unknown risks, including, but not limited to, changes in general economic, business and labor conditions.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Introduction and Executive Overview

We are a leading provider of print and visual communications, with one-stop services from design through fulfillment. Our broad portfolio of services and products include commercial printing, envelopes, labels, packaging, and business documents, delivered through a network of 46 production, fulfillment and distribution facilities throughout North America. We operate in two complementary segments: Envelopes, Forms and Labels and Commercial Printing.

Envelopes, Forms and Labels. Our envelopes, forms and labels segment specializes in the manufacturing and printing of customized envelopes for billing and remittance and direct mail advertising. This segment also produces business forms and labels, custom and stock envelopes and mailers generally sold to third-party dealers such as print distributors, office products suppliers, office-products retail chains and the U.S. retail pharmacy market.

Commercial Printing. Our commercial printing segment is in the business of designing, manufacturing and distributing printed products that include advertising literature, corporate identity materials, financial printing, calendars, greeting cards, brand marketing materials, catalogs, maps, CD packaging and direct mail.

Business Strategy. The key elements of our strategy are:

- Take actions to improve the quality and accountability of our management and employees. Our senior management team has extensive experience in the printing industry and in turning around underperforming businesses. We also realigned our employee compensation and performance incentives with shareholder objectives.
- Implement cost savings programs such as the consolidation of our purchasing activities and manufacturing platform, corporate and field human resources reductions, streamlining information technology infrastructure and eliminating all discretionary spending. Since 2005, we reduced headcount by approximately 2,800 employees and consolidated 11 manufacturing facilities. We believe that these programs, once fully implemented by the end of 2007, will eliminate at least $100 million in annual costs. We continue to evaluate our business platform as we review acquisition opportunities.
- Assess our operations with a view toward eliminating operations that are not aligned with our core domestic operations or are underperforming. For example, on March 31, 2006, we sold our Canadian envelope operations, Supremex, Inc., which we refer to as Supremex, and certain other assets to the Supremex Income Fund, which we refer to as the Fund, a Canadian open-ended trust. In addition, in 2006 and 2005, we sold three and six operations, respectively, that were small and not strategic to us, and closed three facilities in both years that were underperforming. We continue to evaluate the sale or closure of facilities that no longer meet our strategic goals or performance targets.
- Continuously review acquisition opportunities and pursue acquisitions to diversify our product offerings and increase our economies of scale, which we believe will favorably impact our margins and profitability. We focus on opportunities that permit us to expand our product and service offerings or achieve operating efficiencies such as increased utilization of our assets. In July 2006, we acquired Rx Technology Corporation, which we refer to as Rx Technology, a leading manufacturer of prescription drug labels to supplement our existing label platform. During 2006, we fully integrated Rx Technology into our envelopes, forms and labels segment. On February 12, 2007, we acquired PC Ink Corp., which we refer to as Printegra, a leading producer of printed business communication documents, labels and envelopes regularly used by small and large businesses. With the acquisition of Printegra, we have increased our offering of product to our existing base of customers, by including short run documents, labels, and envelope products. At the same time, customers of Printegra are now able to access our broad offering of products and services. In December 2006, we entered into a definitive merger agreement with Cadmus Communications Corporation, which we refer to as Cadmus. We believe that when fully integrated, the addition of Cadmus will create significant benefits for us. We expect to realize significant economies of scale resulting from increased volume of business and we believe that this will enable us to purchase raw materials, primarily paper and ink and other supplies, on more favorable terms and ensure better availability of these materials in tight markets. The purchase of Cadmus is subject to customary closing conditions that include, among other things, approval from Cadmus shareholders and closing of our required financing. We expect the purchase of Cadmus to close in March 2007, subject to the above closing conditions.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

- Reduce outstanding debt and related interest expense. As of December 31, 2006, we reduced our total outstanding debt by $136.8 million as compared to December 31, 2005. We accomplished this by using a significant amount of the $212 million of proceeds from the sale of Supremex and certain other assets to pay down the entire outstanding balance of the senior secured credit facility, and another credit facility and from our debt refinancing in June 2006. In June 2006, we entered into a new credit facility agreement that provides for $525 million of senior secured credit facilities consisting of a $200 million, six-year revolving credit facility and a $325 million seven-year term loan facility, which we refer to as the Credit Facilities. Proceeds from the Credit Facilities and other available cash were used to fund the tender offer and extinguish approximately $339.5 million in aggregate principal amount of the 9⅝% Senior Notes due 2012 or 97% of the outstanding amount, and to retire our existing senior secured credit facility (which had no amounts outstanding). The Cadmus and Printegra acquisitions are expected to increase our revenue, earnings and cash flow along with our asset base; however, they will also increase our debt levels. The Printegra acquisition was financed using our revolving credit facility. The Cadmus acquisition is expected to be financed through an increase of our term loan, additional revolving credit facility borrowing, and the assumption of some Cadmus debt, offset in part by our cash on hand, which will include $67 million of estimated net proceeds from the sale of our remaining units in the Fund. See Liquidity and Capital Resources below.
- Partner with key suppliers to improve our pricing, payment terms, and inventory management, as well as to ensure a stable source of supply.

Consolidated Operating Results

Management's Discussion and Analysis of Financial Condition and Results of Operations includes an overview of our consolidated results for 2006, 2005 and 2004 followed by a discussion of the results of each of our business segments for the same period. Beginning in the fourth quarter of 2006, Supremex and certain other assets have been accounted for as a discontinued operation resulting in our historical consolidated statements of operations and statements of cash flows being reclassified to reflect such discontinued operations separately from continuing operations. See Note 3 to the consolidated financial statements included in this Annual Report. In addition, the Cadmus and Printegra acquisitions are expected to increase our revenue, earnings and cash flow in 2007.

In 2006, we continued to encounter competitive pricing pressures that result from excess capacity in the industry in concert with declining or weak volume growth in many of our markets. In addition, the cost of paper, film and other raw materials for our products has increased. To compete effectively in an environment of excess capacity and rising costs, we are focused on improving productivity and creating operating leverage by reducing our costs. In 2006, we sold three small non-core printing operations, closed three printing operations and consolidated six envelope plants and two printing operations. In 2005, we sold three small non-core printing operations, two envelope facilities and a mailing supplies business and closed three printing operations and consolidated two business forms plants and one envelope plant. These consolidation activities have assisted us in becoming more efficient at operating our plants at higher levels of utilization. We also continue to redeploy our assets throughout our manufacturing platform to reduce future capital expenditures. As a result of these cost-cutting initiatives, we expect our margins to continue to improve in 2007.

A summary of our consolidated statement of operations is presented below. The summary presents reported net sales and operating income (loss). See Segment Operations below for a summary of net sales and operating income (loss) of our operating segments that we use internally to assess our operating performance. Division net sales exclude sales of divested operations, and division operating income (loss) excludes unallocated corporate expenses, restructuring, impairment and other charges and the results of divested operations. Our fiscal year ends on the Saturday closest to the last day of the calendar year, and as a result, 2004 was a 53-week year. Because our business tends to be slower during the holiday season, we do not believe the 53rd week had a significant impact, unless otherwise noted, on the comparability of our results in 2004 with 2005, which was a 52-week year. See Note 1 to the consolidated financial statements included in this Annual Report.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

(in thousands, except per share amount)	Years Ended December 31, 2006	2005	2004
Division net sales	**$1,501,869**	$1,551,008	$1,522,026
Divested operations	**9,355**	43,773	75,626
Net sales	**$1,511,224**	$1,594,781	$1,597,652
Division operating income	**$ 140,914**	$ 69,717	$ 62,287
Corporate expenses	**(31,764)**	(19,118)	(19,657)
Restructuring, impairment and other charges	**(41,096)**	(77,254)	(5,407)
Divested operations	**(1,375)**	345	205
Operating income (loss)	**66,679**	(26,310)	37,428
Loss on sale of non-strategic businesses	**(2,035)**	(4,479)	—
Interest expense, net	**(60,980)**	(73,821)	(73,208)
Loss on early extinguishment of debt	**(32,744)**	—	(17,748)
Other (income) expense, net	**78**	(1,143)	(2,459)
Loss before income taxes	**(29,002)**	(105,753)	(55,987)
Income tax benefit (expense)	**7,177**	(42,348)	11,279
Loss from continuing operations	**(21,825)**	(148,101)	(44,708)
Income from discontinued operations, net of taxes	**140,480**	13,049	25,000
Net income (loss)	**$ 118,655**	$ (135,052)	$ (19,708)
Income (loss) per share—basic and diluted:			
Continuing operations	**$ (0.41)**	$ (2.96)	$ (0.94)
Discontinued operations	**2.64**	0.26	0.53
Net income (loss)	**$ 2.23**	$ (2.70)	$ (0.41)

Net Sales

Net sales decreased $83.6 million in 2006 as compared to 2005, primarily due to lower sales of $96.9 million from our commercial printing segment, partially offset by an increase in sales of $13.3 million from our envelopes, forms and labels segment. Net sales decreased $2.9 million in 2005 as compared to 2004 due to lower sales of $15.7 million for our commercial printing segment, offset in part by sales growth of $12.8 million for our envelopes, forms and labels segment. See Segment Operations on page 23 for a more detailed discussion of the primary factors for our net sales changes for our segments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Operating Income

Operating income increased $93.0 million in 2006 as compared to 2005. This increase was primarily due to the positive results of implementing our cost savings programs throughout our business and decreased restructuring and impairment charges of $36.2 million, partially offset by an increase in corporate expenses of $12.6 million. Our cost savings programs, once fully implemented, are estimated to eliminate at least $100 million in annual costs by the end of 2007. Operating income decreased $63.7 million in 2005 as compared to 2004. This decline was primarily due to the significant restructuring, impairment and other charges incurred in 2005. See Segment Operations on page 23 for a more detailed discussion of the primary factors for our operating income changes for our segments.

Corporate Expenses. Corporate expenses include the costs of our corporate headquarters. Corporate expenses were higher in 2006 as compared to 2005, primarily due to certain back-office functions being assumed by the corporate office in Stamford, Connecticut, and from increased compensation expense, including the expense recorded under Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. See Note 12 to the consolidated financial statements included in this Annual Report. Corporate expenses were fairly consistent in 2005 as compared to 2004.

Restructuring, Impairment and Other Charges. Since September 2005, we have implemented significant cost savings programs including the consolidation of purchasing activities, the rationalization of our manufacturing platform, corporate and field human resources reductions, implementation of company-wide purchasing initiatives and streamlining information technology infrastructure. See Note 11 to the consolidated financial statements included in this Annual Report. As of December 31, 2006, our total restructuring liability was $7.6 million.

2006. During 2006, we incurred $41.1 million of restructuring and impairment charges, which included $19.9 million of employee separation costs, $3.6 million of asset impairments, net, equipment moving expenses of $6.4 million, lease termination costs of $4.0 million and building clean-up and other expenses of $7.2 million. We anticipate restructuring and impairment charges to decrease significantly in 2007.

2005. During 2005, we incurred $77.3 million of restructuring, impairment and other charges, which included $26.4 million for employee separation costs, $26.3 million for asset impairments, $5.7 million for lease termination costs and other exit costs of $2.2 million and $16.7 million of other charges primarily related to a special meeting of shareholders and the accelerated vesting of equity awards resulting from the change in the makeup of the board of directors.

2004. During 2004, we incurred $5.4 million of restructuring and impairment charges, which included $2.6 million for asset impairments, $1.1 million for lease termination costs, $0.7 million for employee separation costs, $0.3 million for equipment moving expenses and $0.7 million for building clean-up and other expenses.

Loss on Sale of Non-Strategic Businesses. During 2006, we sold three small non-strategic businesses and recognized losses on those sales of $2.0 million. During 2005, we sold six small non-strategic businesses and recognized losses on those sales of $4.5 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Interest Expense. Interest expense decreased approximately $12.8 million to $61.0 million in 2006 from $73.8 million in 2005, primarily due to lower average debt balances outstanding. Interest expense during 2006 reflects average outstanding debt of $721.5 million and a weighted average interest rate of approximately 8.1%, compared to the average outstanding debt of $820.9 million and a weighted average interest rate of 8.3% during 2005. As a result of the Printegra acquisition in February 2007 and the Cadmus acquisition which is expected to close in March 2007, interest expense will increase in 2007 as compared to 2006. See Long-term Debt below and Note 9 to the consolidated financial statements included in this Annual Report.

Interest expense increased $0.6 million in 2005 to $73.8 million from $73.2 million in 2004, due primarily to higher underlying market interest rates on which our floating rate debt was based, offset in part by one less week of interest expense in 2005. In 2005, interest expense reflected average outstanding debt of $820.9 million during the year and a weighted average interest rate of 8.3%, compared to average outstanding debt of $811.4 million and a weighted average interest rate of 8.2% for 2004.

Loss from the Early Extinguishment of Debt. In June 2006, we incurred a $32.7 million loss on early extinguishment of debt related to our debt refinancing. The loss from early extinguishment of debt in 2004 included the premium paid of $13.5 million to redeem our 8¾% notes and the write-off of the unamortized debt issuance costs of $4.2 million for these notes. See Long-term Debt below and Note 9 to the consolidated financial statements included in this Annual Report.

Income Taxes

(in thousands)	**2006**	2005	2004
Income tax (benefit) expense for U.S. operations	**$(7,457)**	$41,992	$(12,302)
Income tax expense for foreign operations	**280**	356	1,023
Income tax (benefit) expense	**$(7,177)**	$42,348	$(11,279)
Effective income tax rate	**(24.7)%**	40.0%	(20.1)%

In 2006, we had an income tax benefit of $7.2 million, which included $0.2 million of taxes on our Canadian operations, $3.2 million of taxes relating to the deconsolidation of our U.S. income tax group, $0.4 million of state and local taxes and the recognition of deferred tax assets of $11.0 million. During 2006, we provided income taxes for our Canadian operations at an effective rate of approximately 34%.

We assess the recoverability of our deferred tax assets and, based upon this assessment, record a valuation allowance against the deferred tax assets to the extent recoverability does not satisfy the "more likely than not" recognition criteria in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which we refer to as SFAS 109. We considered our recent operating results and anticipated 2007 taxable income in assessing the need for our valuation allowance. As a result, in the fourth quarter of 2006, we adjusted our valuation allowance to reflect the realizability of deferred tax assets. For 2006, we decreased the valuation allowance by approximately $59.4 million, primarily as a result of utilizing our net operating loss carryforwards principally against the gain on sale of Supremex and certain other assets, which is reflected in discontinued operations. As of December 31, 2006, the total valuation allowance on our net U.S. deferred tax assets was $54.5 million.

Our income tax expense in 2005 on the loss from continuing operations before income taxes results primarily from establishing valuation allowances on our net U.S. deferred tax assets and the tax expense recorded for foreign operations that generated taxable income. During 2005, we increased our valuation allowance by $87.1 million as a result of continuing operating losses from our U.S. operations. As a result, our total valuation allowance on our net U.S. deferred tax assets was $113.9 million as of December 31, 2005. Our income tax benefit in 2004 reflects a benefit from continuing operations net of an increase to our valuation allowance of $20.3 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Income from Discounted Operations, Net of Taxes. Discontinued operations primarily represents the revenues and expenses of Supremex and certain other assets sold to the Fund on March 31, 2006 and does not include an allocation of interest expense on our debt. The 2006 results include the gain on the sale of Supremex and certain other assets of $127.4 million, net of taxes of $8.5 million. In 2006, the results of the discontinued operations are for the period from January 1, 2006 to March 31, 2006, the date of the sale, and include equity income from April 1, 2006 through December 31, 2006 pertaining to our retained interest. See Notes 3, 13, 15 and 20 to the consolidated financial statements included in this Annual Report.

In June 2004, we collected $2.0 million of an unsecured note receivable from the sale of our extrusion coating and laminating business segment of American Business Products, Inc. in 2000, which was fully reserved for at the time of sale. The proceeds of $2.0 million, net of tax of $0.8 million, were recorded as a gain on sale of discontinued operations in 2004.

Segment Operations

Our Chief Executive Officer monitors the performance of the ongoing operations of our two operating segments. We assess performance based on division net sales and division operating income (loss). The summaries of sales and operating income (loss) of our two segments have been presented to show each segment without the sales of divested operations and to show the operating income (loss) of each segment without the results of divested operations and excluding restructuring, impairment and other charges. Sales and operating income (loss) of operations divested and restructuring, impairment and other charges are included in the tables below to reconcile segment sales and operating income (loss) reported in Note 18 to the consolidated financial statements included in this Annual Report to division net sales and division operating income on which our segments are evaluated.

Envelopes, Forms and Labels

(in thousands)	**2006**	2005	2004
Segment net sales	**$780,696**	$767,403	$754,609
Divested operations	**—**	(8,502)	(21,141)
Division net sales	**$780,696**	$758,901	$733,468
Segment operating income	**$ 85,877**	$ 51,830	$ 54,150
Restructuring and impairment charges	**18,336**	12,540	1,164
Divested operations	**—**	341	(230)
Division operating income	**$104,213**	$ 64,711	$ 55,084
Division operating income margin	**13.3%**	8.5%	7.5%

Division Net Sales

Division net sales for envelopes, forms and labels segment increased $21.8 million, or 2.9%, in 2006 as compared to 2005. The significant factors contributing to this increase in 2006 were:

- Sales of label products increased $20.2 million, primarily as a result of our acquisition of Rx Technology in July of 2006.
- Sales of envelopes and other products to the office products retail customers increased approximately $8.3 million, which was primarily due to increased unit volume.
- Sales of business forms, envelopes and labels to our distributor channel declined approximately $7.0 million, primarily due to the decline in our traditional documents business as a result of customers' improved capabilities to print high quality documents on their own, due to the closure of two of our plants in the second half of 2005, and due to the decision not to retain certain low margin business.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Division net sales of the segment increased $25.4 million, or 3.5%, in 2005 as compared to 2004. The significant factors contributing to this increase in 2005 were:

- Sales for domestic envelopes increased $28.3 million. This was primarily due to an increase in sales to our direct mail customers and from higher prices for envelopes due to higher paper prices.
- Our strategy to strengthen our position with our office products retail superstores increased sales by $5.9 million.
- The above increases were offset in part by a $7.2 million decrease in sales of our traditional business documents. Demand for these products has been decreasing for several years as a result of customers acquiring technology that no longer requires continuous, multi-part forms. To address market conditions we closed two of our plants that produce these products in 2005.

Division Operating Income

Division operating income of the envelopes, forms and labels segment increased $39.5 million, or 61.0%, in 2006 as compared to 2005. This increase was primarily due to improved margins and lower selling, general and administrative expenses. Margins improved approximately $28.6 million, primarily due to increased sales and reduced manufacturing costs. Plant consolidations and other cost reduction programs also contributed to reduce selling, general and administrative expenses by approximately $10.9 million.

Division operating income of the segment increased $9.6 million, or 17.5%, in 2005 as compared to 2004. This improvement was primarily due to higher sales and lower selling, general and administrative expenses. Higher sales in 2005 contributed approximately $4.5 million and savings from programs implemented to reduce selling, general and administrative expenses were approximately $6.7 million. These increases were offset in part by higher rebates and distribution expenses to our office products customers of $2.3 million, which resulted from higher sales.

Commercial Printing

(in thousands)	**2006**	2005	2004
Segment net sales	**$ 730,528**	$827,378	$843,043
Divested operations	**(9,355)**	(35,271)	(54,485)
Division net sales	**$ 721,173**	$792,107	$788,558
Segment operating income (loss)	**$ 13,766**	$(30,675)	$ 4,184
Restructuring and impairment charges	**21,560**	36,367	2,994
Divested operations	**1,375**	(686)	25
Division operating income	**$ 36,701**	$ 5,006	$ 7,203
Division operating income margin	**5.1%**	0.6%	0.9%

Division Net Sales

Division net sales of the commercial printing segment declined $70.9 million, or 9.0%, in 2006 as compared to 2005. This decline was due primarily to the loss of sales from eight plants that we closed in 2006 and in 2005.

Division net sales of the segment increased $3.5 million, or 0.5%, in 2005 as compared to 2004. This sales increase primarily resulted from operations that we acquired in 2004 of $11.3 million. This increase was partially offset by lower net sales in the Atlanta market of $8.6 million, which was primarily due to the closure of our two printing operations in Atlanta in the fourth quarter of 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Division Operating Income

Division operating income of the commercial printing segment increased $31.7 million, or 633.1%, in 2006 as compared to 2005. This increase was primarily due to improved margins of $6.1 million and lower selling, general and administrative expenses of $17.3 million from our ongoing printing operations, and net cost savings of $7.7 million from plants that we closed. At our ongoing printing operations, margins improved primarily due to increased sales, reduced manufacturing costs and from significantly reducing the cost structure of this segment through headcount reductions and lowering expenses.

Division operating income of the segment declined $2.2 million, or 30.5%, in 2005 as compared to 2004. Reductions in selling, general and administrative expenses of $7.7 million in 2005 were more than offset by the impact of lower sales and underperforming results at certain plants. Plants that were closed or sold in 2005 and 2006 had lower operating income of $8.9 million in 2005 as compared to 2004.

Liquidity and Capital Resources

Net Cash Provided by (Used in) Continuing Operating Activities. Net cash provided by continuing operating activities was $20.7 million in 2006, which was primarily due to net income adjusted for non-cash items of $67.4 million, offset in part by the increase in our working capital of $44.0 million. The increase in our working capital primarily resulted from the timing of payments to our vendors and interest payments on our debt, increased accounts receivable due to strong December 2006 sales, and lower accrued compensation and other current liabilities primarily resulting from headcount reductions.

Net cash used in continuing operating activities was $64.0 million in 2005. This was primarily due to an increase in our working capital of $50.5 million, primarily resulting from the payment of accounts payable and the net loss adjusted for non cash items of $15.8 million.

Net Cash Provided by Discontinued Operating Activities. Represents the net cash provided from the operations of Supremex and certain other assets sold.

Net Cash Provided by (Used in) Investing Activities. Net cash provided by investing activities was $151.6 million in 2006, primarily reflecting cash proceeds from the sale of Supremex of $211.5 million and from the sale of property, plant and equipment of $11.5 million, which was partially offset by the acquisition cost of Rx Technology of $49.4 million and capital expenditures of $20.6 million.

Net cash used in investing activities was $26.0 million in 2005, primarily reflecting capital expenditures of $30.8 million and $3.6 million for the purchase of the assets of a business and deferred payments of $4.1 million related to acquisitions in 2004 and 2002, offset in part by proceeds from the divestitures of non-core operations of $8.4 million and from the sale of property, plant and equipment of $3.8 million.

Net Cash (Used in) Provided by Financing Activities. Net cash used in financing activities was $165.4 million in 2006, primarily resulting from: (I) the repayment of $123.9 million of our senior secured credit facility and another credit facility of $13.1 million with proceeds from the sale of Supremex and certain other assets, (II) the repayment of $339.5 million of our 9⅝% senior notes and the payment of $26.1 million of redemption premiums and expenses and $3.8 million of debt issuance costs in connection with our debt refinancing, which were offset in part by the proceeds from issuance of our term loan of $325 million, see "Debt Refinancing" below and (III) net borrowings under our new revolving credit facility of $15.5 million. Our acquisition of Rx Technology was funded through borrowings under our new revolving credit facility.

Net cash provided by financing activities was $64.6 million in 2005, primarily due to net borrowings of debt of $42.4 million and $22.4 million of proceeds from the exercise of stock options.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Contractual Obligations and Commitments. The following table details our significant contractual obligations and commitments as of December 31, 2006 (in thousands):

Payments Due	Long-Term Debt(1)	Operating Leases	Other Long-Term Obligations(2)	Purchase Commitments and Other(3)	Total
2007	$ 58,264	$ 27,972	$12,378	$10,138	$ 108,752
2008	55,374	19,208	8,460	—	83,042
2009	54,922	13,282	11,762	—	79,966
2010	54,470	8,254	3,051	—	65,775
2011	54,071	4,891	1,948	—	60,910
Thereafter	733,852	9,074	18,171	—	761,097
Total	$1,010,953	$ 82,681	$55,770	$10,138	$1,159,542

(1) Includes estimated interest expense over the term of long-term debt.

(2) Includes interest expense on lease terminations, which represents the difference between the net present value of the remaining lease payments and the contractual cash payments.

(3) Purchase commitments and other consists primarily of payments for equipment, obligations for required pension contributions and incentive payments to customers.

Long-term Debt. Our total outstanding long-term debt, including current maturities, was $675.3 million at December 31, 2006, a decrease of $136.8 million from December 31, 2005. This decrease was primarily due to the repayment of all amounts outstanding under our senior secured credit facility and another credit facility primarily with proceeds received from the sale of Supremex and from our debt refinancing in June 2006 (see Debt Refinancing below), offset in part by an increase in our new revolving credit facility which was used to fund the Rx Technology acquisition in July 2006. See Note 2 to the consolidated financial statements included in this Annual Report. As of December 31, 2006, approximately 82% of our outstanding debt was subject to fixed interest rates. See Note 9 to the consolidated financial statements included in this Annual Report. As of February 12, 2007, we had $80 million outstanding under our new revolving credit facility, of which approximately $78 million was used to fund the acquisition of Printegra.

On June 23, 2006, we completed a tender offer and consent solicitation, which we refer to as the Tender Offer, for any and all of our 9⅝% Senior Notes due 2012 and extinguished approximately $339.5 million in aggregate principal amount (approximately 97% of the outstanding amount) that were tendered and accepted for purchase under the terms of the Tender Offer.

On June 21, 2006, we entered into a credit agreement that provides for $525 million of senior secured credit facilities with a syndicate of lenders, which we refer to as the Credit Facilities. The Credit Facilities consist of a $200 million six-year revolving credit facility, which we refer to as the Revolving Credit Facility, and a $325 million seven-year term loan facility, which we refer to as the Term Loan. The Credit Facilities contain customary financial covenants, including maintenance of a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio. Borrowing rates under the Credit Facilities are determined at our option at the time of each borrowing and are based on the London Interbank Offered Rate, LIBOR, or the prime rate publicly announced from time to time, in each case plus a specified interest rate margin. The Credit Facilities are secured by substantially all of our assets. We used proceeds from the Credit Facilities and other available cash to fund the Tender Offer, to retire our existing senior secured credit facility due 2008 (which had no amounts outstanding), and for $3.8 million of debt issuance costs.

During June 2006, we entered into interest rate swap agreements to hedge interest rate exposure for $220 million notional amount of our floating rate debt. This hedge of the interest rate risk was designated and documented at inception as a cash flow hedge. These interest rate swap agreements provide a fixed interest rate on $220 million notional amount of our floating rate debt.

As of December 31, 2006, we had outstanding letters of credit and surety bonds of approximately $28.6 million related to performance and payment guarantees. In addition, we had an outstanding letter of credit of $0.8 million issued in support of other debt. Based on our experience with these arrangements, we do not believe that any obligations that may arise will be significant.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Our current credit ratings are as follows:

Rating Agency	Corporate Rating	Credit Facilities	Senior Notes	Senior Subordinated Notes	Last Update
Standard & Poor's	B+	B+	NR	B-	February 2007
Moody's	B1	Ba3	B2	B3	February 2007

In connection with Cenveo's December 2006 agreement to acquire Cadmus for approximately $440 million, and the subsequent acquisition of Printegra, the rating agencies identified above affirmed the corporate rating of Cenveo in February 2007. Additionally, Moody's and S&P assigned ratings of Ba3 and B+, respectively, to the Credit Facilities that will be used to finance the Cadmus acquisition.

The terms of our existing debt do not have any rating triggers that impact our funding. We are currently engaged in obtaining debt financing, the terms of which are still to be finalized, that will augment cash on hand and proceeds from the sale of our remaining units in the Fund which will be used to finance the acquisition of Cadmus. We do not believe that our current ratings will impact our ability to raise the additional capital needed to fund the acquisition.

We expect that internally generated cash flow following the consummation of the Cadmus acquisition and the financing available under our Credit Facilities will be sufficient to fund our working capital needs and long-term growth; however, this cannot be assured.

As of December 31, 2006, we were in compliance with all covenants under our debt agreements.

On February 12, 2007, we completed the acquisition of all of the common stock of Printegra for approximately $78 million in cash, which was funded through our revolving credit facility. Printegra generates annual revenues of approximately $90 million and operates thirteen strategically located facilities in the U.S. Printegra produces printed business communication documents, including laser cut sheets, envelopes, business forms, security documents, and labels, which are regularly consumed by small and large businesses.

On December 26, 2006, Cenveo and Cadmus, signed a definitive merger agreement whereby Cenveo will acquire 100% of the outstanding stock of Cadmus for $24.75 per share. Cadmus is a provider of end-to-end integrated graphic communications services to professional publishers, not-for-profit societies and corporations as well as a leading provider of specialty packaging and related marketing materials for corporations. The acquisition of Cadmus will be financed with additional term loan facilities, incremental borrowings on our existing revolving credit facility, assumption of some of Cadmus' existing debt and cash on hand, which will include the proceeds from the sale of our remaining units in the Fund. On February 22, 2007, we agreed to sell our remaining units in the Fund and expect to receive net estimated proceeds of $67 million in March 2007. Our existing Credit Facilities will be amended in conjunction with the Cadmus acquisition and the related financing. We expect to close the Cadmus acquisition in March 2007, pending Cadmus shareholder approval. The acquisition of Cadmus will make Cenveo the third largest diversified printing company in North America, which will allow us to offer our respective customers a broader set of products and services in attractive niche markets.

In December 2005, we amended our $300 million senior secured credit facility at no cost to us, reducing borrowing spreads to the underlying market rates and lowering associated facility fees. The amendment also lowered the borrowing availability amount that would trigger the fixed charge coverage ratio covenant.

In 2005, a group of shareholders called for a special meeting of shareholders to elect a new board of directors. On September 9, 2005, the shareholder group and the board of directors of Cenveo reached an agreement pursuant to which the then current board of directors approved a reconstituted board of directors and simultaneously a new Chairman and Chief Executive Officer was appointed effective September 12, 2005. In light of the then current board of director's approval of the successor members of the board, the transition did not constitute a change of control under our debt agreements.

As of December 31, 2005, we had outstanding letters of credit and surety bonds of approximately $28.7 million related to performance and payment guarantees. In addition, we had an outstanding letter of credit of $0.9 million issued in support of other debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Off-Balance Sheet Arrangements. It is not our business practice to enter into off-balance sheet arrangements. Accordingly, as of December 31, 2006 and 2005, we do not have any off-balance sheet arrangements.

Guarantees. In conjunction with the sale of the prime label business in May 2002, we guarantee a lease obligation that expires in April 2008. At December 31, 2006, the contingent liability under the guarantee was $3.5 million. We have not made, nor do we expect to make, any payments under this guarantee.

In connection with the disposition of certain operations, we have indemnified the purchasers for certain contingencies as of the date of disposition. We have accrued the estimated probable cost of these contingencies.

Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions in applying our critical accounting policies that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. We evaluate these estimates and assumptions on an ongoing basis based on historical experience and on various other factors which we believe are reasonable under the circumstances.

We believe that the following represent our more critical estimates and assumptions used in the preparation of our consolidated financial statements:

Allowance for Losses on Accounts Receivable. We maintain a valuation allowance based on the expected collectibility of our accounts receivable, which requires a considerable amount of judgment in assessing the current creditworthiness of customers and related aging of past due balances. As of December 31, 2006 and 2005, the allowance provided for potentially uncollectible accounts receivable was $4.8 million and $5.2 million, respectively. Charges for bad debts recorded to the statement of operations were $4.3 million in 2006, $3.4 million in 2005 and $3.2 million in 2004. We cannot guarantee that our current credit losses will be consistent with those in the past. These estimates may prove to be inaccurate, in which case we may have overstated or understated the allowance for losses required for uncollectible accounts receivable.

Provision for Impairment of Long-Lived Assets. We evaluate long-lived assets, including property, plant and equipment and intangible assets other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amounts of specific assets or group of assets may not be recoverable. When an evaluation is required, we estimate the future undiscounted cash flows associated with the specific asset or group of assets. If the cost of the asset or group of assets cannot be recovered by these undiscounted cash flows, an impairment charge would be recorded. Our estimates of future cash flows are based on our experience and internal business plans. Our internal business plans require judgments regarding future economic conditions, product demand and pricing. During 2006, 2005 and 2004, in connection with our restructuring program, we recorded impairment charges, net on long-lived assets of $3.6 million, $26.3 million and $2.6 million, respectively. See Note 11 to the consolidated financial statements included in this Annual Report. Although we believe our estimates are appropriate, significant differences in the actual performance of an asset or group of assets may materially affect our evaluation of the recoverability of the asset values currently recorded. Additional impairment charges may be necessary in future years.

Provision for Impairment of Goodwill. We evaluate the carrying value of our goodwill in the fourth quarter each year and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires the valuation of each of our reporting units, which we estimate using either discounted cash flows or comparative market multiples. In preparing projected future cash flows, we use our judgment in projecting the profitability of our reporting units, their growth in future years, investment and working capital requirements and the selection of an appropriate discount rate. In our comparisons to market multiples of other similar companies, we use judgment in the selection of the companies included in the analysis. We currently believe there is no impairment of our goodwill; however, if our estimates of the valuations of our reporting units prove to be inaccurate, an impairment charge could be necessary in future years.

Self-Insurance Reserves. We are self-insured for the majority of our workers' compensation costs and group health insurance costs, subject to specific retention levels. We rely on claims experience and the advice of consulting actuaries and administrators in determining an adequate liability for self-insurance claims. Our self-insurance workers' compensation liability is estimated based on reserves for claims that are established by a third-party administrator.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

The estimate of these reserves is increased to reflect the estimated future development of the claims. Our liability for workers' compensation claims is the estimated total cost of the claims on a fully-developed basis discounted based on anticipated payment patterns. As of December 31, 2006, the undiscounted liability was $13.0 million and the discounted liability was $11.1 million using a 4% discount rate. Workers' compensation expense incurred in 2006, 2005 and 2004 was $5.3 million, $6.0 million and $7.2 million, respectively, and were based on actuarial estimates.

Our self-insured healthcare liability represents our estimate of claims that have been incurred but not reported as of December 31, 2006. We rely on claims experience and the advice of consulting actuaries to determine an adequate liability for self-insured plans. This liability was $4.2 million and $5.1 million as of December 31, 2006 and 2005, respectively, and was estimated based on an analysis of actuarial completion factors that estimated incurred but unreported liabilities derived from the historical claims experience. Our liability as of December 31, 2006 decreased from the prior year, primarily due to the significant reduction in our workforce. The estimate of our liability for employee healthcare represents approximately 45 days of unreported claims.

While we believe that the estimates of our self-insurance liabilities are reasonable, significant differences in our experience or a significant change in any of our assumptions could materially affect the amount of workers' compensation and healthcare expenses we have recorded.

Accounting for Income Taxes. We are required to estimate our income taxes in each jurisdiction in which we operate which includes the U.S. and Canada. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. The tax effects of these temporary differences are recorded as deferred tax assets or deferred tax liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded an expense in our consolidated financial statements. Deferred tax liabilities generally represent tax items that have been deducted for tax purposes, but have not yet been recorded as an expense in our consolidated financial statements. As of December 31, 2006, we had net deferred tax assets of $11.7 million from our U.S. operations. As of December 31, 2006 and 2005, we had foreign net deferred tax liabilities of $4.4 million and $10.0 million, respectively.

We assess the recoverability of our deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criteria under SFAS 109, record a valuation allowance against the deferred tax assets. We record valuation allowances to reduce our deferred tax assets to an amount that is more likely than not to be realized. We considered our recent operating results and anticipated 2007 taxable income in assessing the need for our valuation allowance. As a result, in the fourth quarter of 2006, we adjusted our valuation allowance to reflect the realizability of deferred tax assets. For 2006, we decreased our valuation allowance by approximately $59.4 million, primarily as a result of utilizing our net operating loss carryforwards principally against the gain on sale of Supremex and certain other assets, which is reflected in discontinued operations. During 2005, due to insufficient positive evidence substantiating recoverability, we increased our valuation allowance against our deferred tax assets to $113.9 million. This resulted from new management determining that it would no longer implement prior identified tax planning strategies. Accordingly, in 2005, we increased the valuation allowance by $87.1 million, which included $7.1 million relating to the tax benefit from stock-based compensation.

The remaining portion of our valuation allowance will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that our remaining deferred tax assets will be realized. When sufficient positive evidence occurs, our income tax expense will be reduced to the extent we decrease the amount of our valuation allowance. The increase or reversal of all or a portion of our tax valuation allowance could have a significant negative or positive impact on future earnings. Any reversal of the valuation allowance related to stock-based compensation will be reflected as a component of shareholders' equity and will not affect the future effective income tax rate.

Our policy is to establish a tax contingency liability for potential tax issues. A tax contingency liability is based on our estimate of whether it is probable additional taxes will be due in the future. As of December 31, 2006 and 2005, we had future tax contingency liabilities of $12.6 million and $9.5 million, respectively, recorded in other liabilities on our consolidated balance sheets.

New Accounting Pronouncements

We are required to adopt certain new accounting pronouncements. See Note 1 to the consolidated financial statements included in this Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks such as changes in interest and foreign currency exchange rates, which may adversely affect our results of operations and financial position. Risks from interest rate fluctuations and changes in foreign currency exchange rates are managed through normal operating and financing activities. We do not utilize derivatives for speculative purposes.

Exposure to market risk from changes in interest rates relates primarily to our variable rate debt obligations. The interest rate on this debt is the London Interbank Offered Rate, LIBOR, plus a margin. At December 31, 2006, we had variable rate debt outstanding of $120.4 million. A 1% increase in LIBOR on debt outstanding subject to variable interest rates would increase our annual interest expense and reduce our net income by approximately $1.2 million.

We have operations in Canada, and thus are exposed to market risk for changes in foreign currency exchange rates of the Canadian dollar. For the year ended December 31, 2006, a uniform 10% strengthening of the U.S. dollar relative to the Canadian dollar would have resulted in a decrease in sales and operating income of approximately $10.2 million and $1.1 million, respectively. The effects of foreign currency exchange rates on future results would also be impacted by changes in sales levels or local currency prices.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Cenveo, Inc.

We have audited the accompanying consolidated balance sheets of Cenveo, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cenveo, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1, 12 and 13 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statements of Financial Accounting Standards No. 123(R), "Share-Based Payment", and No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cenveo, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

ERNST & YOUNG LLP
Stamford, Connecticut
February 28, 2007

Consolidated Balance Sheets

(in thousands, except par values)	December 31, 2006	2005
Assets		
Current assets:		
Cash and cash equivalents	**$ 10,558**	$ 1,035
Accounts receivable, net	**230,098**	247,277
Inventories	**92,406**	108,704
Assets held for sale	**51,966**	—
Prepaid and other current assets	**41,413**	25,767
Total current assets	**426,441**	382,783
Property, plant and equipment, net	**251,103**	317,606
Goodwill	**258,136**	311,146
Other intangible assets, net	**31,985**	23,961
Other assets, net	**34,285**	44,068
Total assets	**$1,001,950**	$1,079,564
Liabilities and Shareholders' Equity (Deficit)		
Current liabilities:		
Current maturities of long-term debt	**$ 7,513**	$ 2,791
Accounts payable	**116,067**	124,901
Accrued compensation and related liabilities	**40,242**	53,765
Other current liabilities	**63,609**	79,051
Total current liabilities	**227,431**	260,508
Long-term debt	**667,782**	809,345
Deferred income taxes	**4,356**	10,045
Other liabilities	**40,640**	49,216
Commitments and contingencies		
Shareholders' equity (deficit):		
Preferred stock, $0.01 par value; 25 shares authorized, none issued	**—**	—
Common stock, $0.01 par value; 100,000 shares authorized, 53,515 and 53,025 shares issued and outstanding as of December 31, 2006 and 2005, respectively	**535**	530
Paid-in capital	**244,894**	239,432
Retained deficit	**(186,436)**	(305,091)
Unearned compensation	**—**	(1,825)
Accumulated other comprehensive income	**2,748**	17,404
Total shareholders' equity (deficit)	**61,741**	(49,550)
Total liabilities and shareholders' equity (deficit)	**$1,001,950**	$1,079,564

See notes to consolidated financial statements.

Consolidated Statements of Operations

	Years Ended December 31,		
(in thousands, except per share data)	**2006**	2005	2004
Net sales	**$1,511,224**	$1,594,781	$1,597,652
Cost of sales	**1,208,500**	1,319,950	1,313,275
Selling, general and administrative	**189,476**	218,740	236,161
Amortization of intangible assets	**5,473**	5,147	5,381
Restructuring, impairment and other charges	**41,096**	77,254	5,407
Operating income (loss)	**66,679**	(26,310)	37,428
Loss on sale of non-strategic businesses	**2,035**	4,479	—
Interest expense, net	**60,980**	73,821	73,208
Loss from the early extinguishment of debt	**32,744**	—	17,748
Other (income) expense, net	**(78)**	1,143	2,459
Loss from continuing operations before income taxes	**(29,002)**	(105,753)	(55,987)
Income tax (benefit) expense	**(7,177)**	42,348	(11,279)
Loss from continuing operations	**(21,825)**	(148,101)	(44,708)
Income from discontinued operations, net of taxes	**140,480**	13,049	25,000
Net income (loss)	**$ 118,655**	$ (135,052)	$ (19,708)
Income (loss) per share—basic and diluted:			
Continuing operations	**$ (0.41)**	$ (2.96)	$ (0.94)
Discontinued operations	**2.64**	0.26	0.53
Net income (loss)	**$ 2.23**	$ (2.70)	$ (0.41)
Weighted average shares—basic and diluted	**53,288**	50,038	47,750

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
(in thousands)	**2006**	2005	2004
Cash flows from operating activities:			
Net income (loss)	**$ 118,655**	$(135,052)	$(19,708)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Gain on sale of discontinued operations, net of taxes	**(127,438)**	—	(1,230)
Income from discontinued operations, net of taxes	**(13,042)**	(13,049)	(23,770)
Depreciation	**35,220**	43,101	44,148
Amortization of other intangible assets	**5,473**	5,147	5,381
Amortization of deferred financing costs	**1,728**	3,603	4,578
Deferred income taxes	**(10,881)**	35,665	(12,657)
Non-cash restructuring, impairment and other charges, net	**10,346**	32,010	3,228
Loss on early extinguishment of debt	**32,744**	—	17,748
Loss on sale of non-strategic businesses	**2,035**	4,479	—
Provisions for bad debts	**4,345**	3,427	3,196
Provisions for inventory obsolescence	**1,900**	2,936	1,127
Deferred compensation provision	**5,954**	2,505	718
Loss (gain) on disposal of assets	**379**	(555)	670
Changes in operating assets and liabilities, excluding the effects of acquired businesses:			
Accounts receivable	**(6,508)**	341	(27,383)
Inventories	**2,212**	(139)	(18,124)
Accounts payable and accrued compensation and related liabilities	**(15,905)**	(59,386)	33,203
Other working capital changes	**(23,790)**	8,652	(2,648)
Other, net	**(2,688)**	2,312	3,620
Net cash provided by (used in) continuing operating activities	**20,739**	(64,003)	12,097
Net cash provided by discontinued operating activities	**2,617**	25,330	25,894
Cash flows from investing activities:			
Cost of business acquisitions, net of cash acquired	**(49,425)**	(3,552)	(9,926)
Capital expenditures	**(19,930)**	(28,154)	(26,240)
Acquisition payments	**(4,653)**	(4,053)	(3,248)
Proceeds from divestitures, net	**3,189**	8,377	2,000
Proceeds from sale of property, plant and equipment	**11,475**	3,796	2,949
Net cash used in investing activities of continuing operations	**(59,344)**	(23,586)	(34,465)
Proceeds from the sale of discontinued operations	**211,529**	—	—
Proceeds from the sale of property, plant and equipment of discontinued operations	**—**	211	63
Capital expenditures for discontinued operations	**(632)**	(2,603)	(1,195)
Net cash provided by (used in) investing activities of discontinued operations	**210,897**	(2,392)	(1,132)
Net cash provided by (used in) investing activities	**151,553**	(25,978)	(35,597)
Cash flows from financing activities:			
Repayment of 9 5/8% senior notes	**(339,502)**	—	—
(Repayments) borrowings under senior secured revolving credit facility, net	**(123,931)**	45,490	5,131
Repayments of term loan	**(813)**	—	—
Repayments of other long-term debt	**(13,095)**	(3,123)	(304,323)
Payment of redemption premiums and expenses	**(26,142)**	—	(13,528)
Payment of debt issuance costs	**(3,770)**	—	(9,077)
Purchase and retirement of common stock and cancellation of RSUs	**(1,786)**	(187)	—
Proceeds from issuance of term loan	**325,000**	—	—
Borrowings under new revolving credit facility, net	**15,500**	—	—
Proceeds from issuance of long-term debt	**—**	—	320,000
Proceeds from exercise of stock options	**1,956**	22,433	48
Proceeds from excess tax benefit from stock based compensation	**1,168**	—	—
Net cash (used in) provided by financing activities	**(165,415)**	64,613	(1,749)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	**14**	107	(16)
Effect of exchange rate changes on cash and cash equivalents of discontinued operations	**15**	170	(140)
Net increase in cash and cash equivalents	**9,523**	239	489
Cash and cash equivalents at beginning of year	**1,035**	796	307
Cash and cash equivalents at end of year	**$ 10,558**	$ 1,035	$ 796

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity (Deficit)

(in thousands)	Common Stock	Paid-In Capital	Retained (Deficit)	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity (Deficit)
Balance at December 31, 2003	$484	$213,850	$(150,331)	$(1,714)	$ 5,730	$ 68,019
Comprehensive income (loss):						
Net loss			(19,708)			(19,708)
Other comprehensive income (loss):						
Pension liability adjustment, net of tax benefit of $1,186					(1,892)	(1,892)
Currency translation adjustment					10,169	10,169
Other comprehensive income						8,277
Total comprehensive loss						(11,431)
Issuance of restricted shares	3	1,004		(1,007)		—
Exercise of stock options		48				48
Amortization of deferred compensation				718		718
Balance at December 31, 2004	487	214,902	(170,039)	(2,003)	14,007	57,354
Comprehensive income (loss):						
Net loss			(135,052)			(135,052)
Other comprehensive income (loss):						
Pension liability adjustment, net of tax benefit of $743					(1,187)	(1,187)
Currency translation adjustment					4,584	4,584
Other comprehensive income						3,397
Total comprehensive loss						(131,655)
Cancellation of restricted shares	(4)	(1,993)		795		(1,202)
Issuance of restricted shares	5	4,030		(4,035)		—
Exercise of stock options	42	22,391				22,433
Purchase and retirement of common stock		(187)				(187)
Amortization of deferred compensation and restricted stock units		289		3,418		3,707
Balance at December 31, 2005	530	239,432	(305,091)	(1,825)	17,404	(49,550)
Comprehensive income (loss):						
Net income			**118,655**			**118,655**
Other comprehensive income (loss):						
Pension liability adjustment, net of tax expense of $429					**6,326**	**6,326**
Unrealized loss on cash flow hedges					**(2,992)**	**(2,992)**
Currency translation adjustment					**(3,603)**	**(3,603)**
Reclassifications to earnings on sale of discontinued operations:						
Currency translation adjustment					**(14,387)**	**(14,387)**
Other comprehensive loss						**(14,656)**
Total comprehensive income						**103,999**
Reversal of unamortized deferred compensation on adoption of SFAS 123(R)		**(1,825)**		**1,825**		**—**
Exercise of stock options	**5**	**1,951**				**1,956**
Purchase and retirement of common stock and cancellation of RSUs		**(1,786)**				**(1,786)**
Amortization of stock based compensation		**5,954**				**5,954**
Excess tax benefit from stock based compensation		**1,168**				**1,168**
Balance at December 31, 2006	**$535**	**$244,894**	**$(186,436)**	**$ —**	**$ 2,748**	**$ 61,741**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation. Cenveo, Inc. and subsidiaries (collectively, the "Company" or "Cenveo") are engaged in the printing and manufacturing of envelopes, business forms and labels and commercial printing. The Company is headquartered in Stamford, Connecticut, is organized under Colorado law, and its common stock is traded on the New York Stock Exchange under the symbol "CVO".

The Company's reporting periods for 2006, 2005 and 2004 in this report consist of 52, 52, and 53-week periods, respectively, ending on the Saturday closest to the last day of the calendar month and ended on December 30, 2006, December 31, 2005, and January 1, 2005, respectively. The accompanying consolidated financial statements are presented as ending on December 31, since the effect of reporting periods not ending on that date are not material.

The consolidated financial statements include the accounts of Cenveo, Inc. and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. On March 31, 2006, the Company sold to Supremex Income Fund, a new open-ended trust formed under the laws of the Province of Quebec (the "Fund"), all of the shares of Supremex Inc. ("Supremex"), a Canadian subsidiary of the Company, and certain other assets of the envelopes, forms and labels segment. Beginning in the fourth quarter of 2006, the financial results of Supremex and the other assets sold have been accounted for as a discontinued operation resulting in the Company's historical consolidated statements of operations and statements of cash flows being reclassified to reflect such discontinued operations separately from continuing operations (Notes 3, 13, 15 and 20).

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates and assumptions are used for, but not limited to, establishing the allowance for doubtful accounts, inventory obsolescence, depreciation and amortization lives, asset impairment evaluations, tax assets and liabilities, self-insurance accruals and other contingencies. Actual results could differ from estimates.

Cash and Cash Equivalents. Cash and cash equivalents include cash on deposit and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable. Accounts receivable are recorded at invoiced amounts. As of December 31, 2006 and 2005, accounts receivable were reduced by an allowance for doubtful accounts of $4.8 million and $5.2 million, respectively.

Inventories. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out or average cost basis. Cost includes materials, labor and overhead related to the purchase and production of inventories. As of December 31, 2006 and 2005, inventory was reduced by an allowance for obsolescence of $4.9 million and $5.9 million, respectively.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Expenditures for repairs and maintenance are charged to expense as incurred, and expenditures that increase the capacity, efficiency or useful lives of existing assets are capitalized.

Depreciation is provided using the straight-line method based on the estimated useful lives of 15 to 45 years for buildings and building improvements, 10 to 15 years for machinery and equipment and three to 10 years for furniture and fixtures.

Computer Software. The Company develops and purchases software for internal use. Software development costs incurred during the application development stage are capitalized. Once the software has been installed and tested and is ready for use, additional costs incurred in connection with the software are expensed as incurred. Capitalized computer software costs are amortized over the estimated useful life of the software, usually between three and seven years. Net computer software costs included in property, plant and equipment were $7.9 million and $10.1 million as of December 31, 2006 and 2005, respectively.

Notes to Consolidated Financial Statements
(continued)

Debt Issuance Costs. Direct expenses such as legal, accounting and underwriting fees incurred to issue or extend debt, are included in other assets, net in the consolidated balance sheets. Debt issuance costs were $8.4 million and $13.0 million as of December 31, 2006 and 2005, respectively, net of accumulated amortization, and are amortized over the term of the related debt as interest expense. In June of 2006, the Company refinanced certain of its long-term debt and wrote off approximately $6.6 million of debt issuance costs associated with the debt retired and capitalized $3.8 million of costs related to the Company's new debt (Note 9). Interest expense includes $1.7 million, $3.6 million and $4.6 million of debt issuance costs amortized in 2006, 2005 and 2004, respectively.

Goodwill and Other Intangible Assets. Goodwill represents the excess of acquisition costs over the fair value of net assets of businesses acquired. Goodwill is reviewed annually in the fourth quarter to determine if there is impairment, or more frequently if an indication of possible impairment exists. No impairment charges for goodwill or other intangible assets were recorded in 2006, 2005 or 2004.

Other intangible assets primarily arise from the purchase price allocations of businesses acquired and are based on independent appraisals or internal estimates. Intangible assets with determinable lives are amortized on a straight-line basis over the estimated useful life assigned to these assets. Intangible assets that are expected to generate cash flows indefinitely are not amortized, but are evaluated for impairment similar to goodwill.

Long-Lived Assets. Long-lived assets, including property, plant and equipment, and intangible assets with determinable lives, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. An impairment is assessed if the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are recognized for the amount by which the carrying value of an asset exceeds its fair value. The estimated useful lives of all long-lived assets are periodically reviewed and revised if necessary.

Self-Insurance. The Company is self-insured for the majority of its workers' compensation costs and group health insurance costs, subject to specific retention levels. The Company records its liability for workers' compensation claims on a fully-developed basis. The Company's liability for health insurance claims includes an estimate for claims incurred but not reported.

Revenue Recognition. The Company recognizes revenue when persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured.

Since a significant portion of the Company's products are customer specific, it is common for customers to inspect the quality of the product at the Company's facility prior to its shipment. Products shipped are not subject to contractual right of return provisions.

The Company has rebate agreements with certain customers. These rebates are recorded as reductions of sales and are accrued using sales data and rebate percentages specific to each customer agreement. Accrued customer rebates are included in other current liabilities in the consolidated balance sheets (Note 8).

Freight Costs. The costs of delivering finished goods to customers are recorded as freight costs and included in cost of sales. Freight costs that are included in the price of the product are included in net sales.

Advertising Costs. All advertising costs are expensed as incurred. Advertising costs were $2.6 million, $4.0 million and $5.2 million in 2006, 2005 and 2004, respectively.

Foreign Currency Translation. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than the U.S. dollar are translated at year-end exchange rates. The effects of translation are included as a component of accumulated other comprehensive income in shareholders' equity (deficit) in the consolidated balance sheet. Income and expense items are translated at the average monthly rate. Foreign currency transaction gains and losses are recorded in income.

Stock-Based Compensation. Effective January 1, 2006, the Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)"), which revised SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As a result, the Company now measures the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award at the date of grant rather than its intrinsic value, the method the Company previously used (Note 12).

Notes to Consolidated Financial Statements
(continued)

Income Taxes. Deferred income taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying statutory tax rates in effect for the year during which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that the deferred tax assets will not be realized (Note 10).

In addition, the Company's policy is to establish tax contingency liabilities for potential tax issues. The tax contingency liabilities are based on our estimate of the probable amount of additional taxes that may be due in the future. Any additional taxes due would be determined only upon completion of current and future federal, state and international tax audits. At December 31, 2006 and 2005, the Company had $12.6 million and $9.5 million, respectively, of tax contingency liabilities included in other liabilities in the consolidated balance sheets.

New Accounting Pronouncements. Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, ("SFAS 154"). SFAS 154 replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement in the unusual case when specific transition provisions are not provided by the accounting pronouncement. SFAS 154 requires retrospective application to prior periods' financial statements for a change in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Under SFAS 154, a change in the method of applying an accounting principle would also be considered a change in accounting principle. The adoption of SFAS 154 did not have any immediate effect on the Company's consolidated financial position or results of operations, except for the adoption of SFAS 123(R), which provides specific transition provisions.

In September 2006, the FASB issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158") (Note 13).

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109) ("FIN 48"), which was effective for the Company on January 1, 2007. FIN 48 was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is currently evaluating the potential impact that this interpretation will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. SFAS 157 is effective for the Company beginning on January 1, 2008. The Company is currently evaluating the potential impact SFAS 157 will have on its consolidated financial statements.

2. Acquisitions

Acquisitions are accounted for under the purchase method of accounting; accordingly, the assets and liabilities of the acquired businesses have been recorded at estimated fair value at the date acquired with the excess of the purchase price over the estimated fair value recorded as goodwill (Note 20).

On July 12, 2006, the Company completed the acquisition of all of the common stock of Rx Label Technology Corporation, with annual sales of approximately $35 million. This new subsidiary of the Company operates under the name Rx Technology Corporation ("Rx Technology"). Rx Technology specializes in providing pharmacies with labels used to dispense prescription drugs to consumers. The aggregate purchase price paid for Rx Technology by the Company was approximately $49.4 million, which included $0.6 million of fees and expenses. The fair values of property, plant and equipment and other intangible assets were determined in accordance with independent appraisals. The Rx Technology acquisition has preliminarily resulted in $29.1 million of goodwill, of which approximately $8.9 million is deductible for income tax purposes. The other identifiable intangible assets determined by the independent appraisal were $12.9 million of customer relationships which is being amortized over their estimated weighted average useful life of 19 years and $0.6 million of patent technology which is being amortized over six years (Note 7). Rx Technology's operations are included within the Company's envelopes, forms and labels segment results.

Notes to Consolidated Financial Statements
(continued)

In May 2005, the Company purchased the assets of Digidel, Inc., a provider of pre-press services to commercial printing companies in Philadelphia, Pennsylvania with annual sales of approximately $3.0 million. The purchase price was $4.6 million ($3.6 million paid in 2005 and $1.0 million paid in 2006) of which $0.7 million was allocated to tangible net assets, $0.3 million to intangible assets and $3.6 million to goodwill. The Company consolidated this operation with its commercial printing plant in Philadelphia, Pennsylvania.

In July 2004, the Company purchased the stock of Valco Graphics Inc., a commercial printing company in Seattle, Washington with annual sales of approximately $18.0 million. The purchase price was $9.6 million with $5.1 million allocated to tangible net assets and $4.5 million allocated to goodwill. Valco Graphics Inc. was consolidated with the Company's existing commercial printing plant in Seattle, Washington.

In August 2004, the Company purchased the assets of WWP Property Management, Inc., a commercial printing company in San Francisco, California with annual sales of approximately $14.0 million. The purchase price was $2.8 million ($1.4 million paid in each of 2004 and 2005) with $2.7 million allocated to tangible net assets and $0.1 million allocated to goodwill. The Company has consolidated this operation with its existing commercial printing plant in San Francisco, California.

The results of the acquired businesses have been included in the Company's consolidated results from their respective acquisition dates. Pro forma results for 2006 and 2005, assuming the acquisitions had been made at the beginning of the applicable period, have not been presented since they would not be materially different from the Company's reported results.

3. Discontinued Operations

Supremex. On March 31, 2006, the Company sold to the Fund all of the shares of Supremex, which operated the Company's Canadian envelope operations, and certain other assets. At closing, the Company received cash proceeds of approximately $119.4 million, net of transaction expenses and subject to the finalization of a working capital adjustment, and approximately 11.4 million units of the Fund (representing a 36.5% economic and voting interest in the Fund). The March 31, 2006 sale resulted in a pre-tax gain of approximately $124.1 million in the first quarter of 2006, after the allocation of $55.8 million of goodwill to the business as required by SFAS 142, Goodwill and Other Intangible Assets. In addition, after closing, in April 2006 the Company received approximately (1) $71.4 million of proceeds relating to the March 31, 2006 sale and recorded a pre-tax gain of approximately $1.4 million as a result of the Canadian dollar strengthening against the U.S. dollar, and (2) $20.7 million from the sale of 2.5 million units in the Fund relating to an over-allotment option to the underwriters and recorded a pre-tax gain of approximately $9.3 million, which reduced the Company's economic and voting interest in the Fund to 28.6%. The Company used a significant portion of the above proceeds received to repay amounts outstanding under its senior secured credit facility on March 31, 2006 and to repay another credit facility in April 2006.

In December 2006, the Company decided to sell its remaining units in the Fund prior to the end of the first quarter of 2007 and determined it would not have any significant influence over its investment after the planned sale (Note 20). Accordingly, the operating revenues and expenses of these assets through March 31, 2006 have been classified as discontinued operations under SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, for all periods presented, beginning in the fourth quarter of 2006. Discontinued operations also includes equity income of $6.2 million related to the Company's retained investment in the Fund after the March 31, 2006 sale through December 31, 2006. From April 2006 through December 2006, the Company received $6.2 million of distributions from the Fund. As a result of the finalization of the working capital adjustment in December 2006, the Company recorded an additional pre-tax gain on the sale of $3.5 million and a reduction to the gain on sale of $2.7 million as a result of finalization of 2005 tax returns. As of December 31, 2006, the Company's investment in the Fund was $46.2 million, which is classified in assets held for sale on the consolidated balance sheet.

Notes to Consolidated Financial Statements
(continued)

In 2006, the operating results of the discontinued operations are for the period from January 1, 2006 to March 31, 2006, the date of the sale, and includes equity income from April 1, 2006 through December 31, 2006. The following table summarizes certain statement of operations data for discontinued operations:

(in thousands)	2006	2005	2004
Net sales	**$ 41,391**	$154,600	$145,262
Operating income	**8,838**	34,208	35,306
Income tax expense	**(1,373)**	(19,948)	(11,620)
Gain on sale of discontinued operations, net of taxes of $8,495 and $770 in 2006 and 2004, respectively	**127,438**	—	1,230
Income from discontinued operations, net of tax	**140,480**	13,049	25,000

Other. In June 2004, the Company collected $2.0 million of an unsecured note receivable from the sale of its extrusion coating and laminating business segment of American Business Products, Inc. in 2000, which was fully reserved at the time of the sale. The proceeds of $2.0 million, net of tax of $0.8 million, are recorded as a gain on disposal of discontinued operations in 2004.

4. Other Divestitures

During 2006, the Company sold three small non-strategic commercial printing businesses in Somerville, Massachusetts, Bloomfield Hills, Michigan and Memphis, Tennessee for net proceeds of $3.2 million and recorded losses on sale of non-strategic businesses of $2.0 million.

During 2005, the Company sold six small non-strategic businesses, including a fine papers business in Ontario, Canada, a mailing supplies business in Dekalb, Illinois, printing operations in Riviera Beach, Florida, Jacksonville, Illinois and Osage Beach, Missouri and a jet printing operation in Vancouver, Canada for net proceeds of $8.4 million and recorded losses on sale of non-strategic businesses of $4.5 million.

The following table summarizes the net sales and operating income (loss) of the businesses that were sold for the years ended December 31:

(in thousands)	2006	2005	2004
Net sales	**$ 9,355**	$43,773	$75,626
Operating income	**(1,375)**	345	205

The dispositions of these non-strategic businesses have not been accounted for as discontinued operations in the consolidated financial statements, because either the Company has continuing involvement with these entities, migration of cash flows to other Cenveo locations has occurred or the operations are not material.

Notes to Consolidated Financial Statements
(continued)

5. Inventories

Inventories by major category are as follows:

(in thousands)	December 31, 2006	December 31, 2005
Raw materials	**$ 28,247**	$ 32,586
Work in process	**21,638**	28,115
Finished goods	**42,521**	48,003
	$ 92,406	$ 108,704

6. Property, Plant and Equipment

Property, plant and equipment (Note 11) are as follows:

(in thousands)	December 31, 2006	December 31, 2005
Land and land improvements	**$ 13,562**	$ 18,460
Buildings and improvements	**80,740**	108,229
Machinery and equipment	**437,910**	500,535
Furniture and fixtures	**10,771**	11,579
Construction in progress	**6,974**	14,532
	549,957	653,335
Accumulated depreciation	**(298,854)**	(335,729)
	$ 251,103	$ 317,606

7. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for 2006 and 2005 by reportable segment (Note 18) are as follows:

(in thousands)	Envelopes, Forms and Labels	Commercial Printing	Total
Balance as of December 31, 2004	$217,465	$91,473	$308,938
Acquisitions	—	2,725	2,725
Dispositions	(1,127)	(1,260)	(2,387)
Foreign currency translation	1,700	170	1,870
Balance as of December 31, 2005	$218,038	$93,108	$311,146
Acquisitions	**29,122**	**—**	**29,122**
Dispositions	**(55,739)**	**(747)**	**(56,486)**
Reclassified to assets held for sale	**(25,749)**	**—**	**(25,749)**
Foreign currency translation	**—**	**103**	**103**
Balance as of December 31, 2006	**$165,672**	**$92,464**	**$258,136**

Notes to Consolidated Financial Statements

(continued)

Other intangible assets are as follows:

	December 31,					
	2006			2005		
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets with determinable lives:						
Customer relationship	**$29,906**	**$(13,001)**	**$16,905**	$17,006	$ (8,336)	$ 8,670
Trademarks and tradenames	**14,551**	**(2,487)**	**12,064**	14,551	(2,092)	12,459
Patents	**3,028**	**(1,218)**	**1,810**	2,428	(1,004)	1,424
Non-compete agreements	**1,640**	**(1,591)**	**49**	2,415	(2,196)	219
Other	**768**	**(331)**	**437**	768	(299)	469
	49,893	**(18,628)**	**31,265**	37,168	(13,927)	23,241
Intangible assets with indefinite lives:						
Pollution Credits	**720**	**—**	**720**	720	—	720
Total	**$50,613**	**$(18,628)**	**$31,985**	$37,888	$(13,927)	$23,961

As of December 31, 2006, the weighted average remaining amortization period for customer relationships was 13 years, trademarks and tradenames was 33 years, patents was seven years and other was 27 years.

Total pre-tax amortization expense for the five years ending December 31, 2011 is estimated to be as follows: $5.8 million, $1.4 million, $1.4 million, $1.4 million and $1.4 million, respectively.

8. Other Current Liabilities

Other current liabilities are as follows:

	December 31,	
(in thousands)	2006	2005
Accrued customer rebates	**$ 19,135**	$ 18,639
Accrued taxes	**11,282**	9,542
Accrued interest	**5,267**	16,003
Restructuring liabilities	**4,521**	7,964
Other accrued liabilities	**23,404**	26,903
	$ 63,609	$ 79,051

9. Long-Term Debt

Long-term debt is as follows:

	December 31,	
(in thousands)	2006	2005
Term Loan, due 2013	**$324,188**	$ —
7⅞% Senior Subordinated Notes, due 2013	**320,000**	320,000
9⅝% Senior Notes, due 2012	**10,498**	350,000
Revolving Credit Facility, due 2012	**15,500**	—
Senior Secured Credit Facility	**—**	123,931
Other	**5,109**	18,205
	675,295	812,136
Less current maturities	**(7,513)**	(2,791)
Long-term debt	**$667,782**	$809,345

Notes to Consolidated Financial Statements
(continued)

On June 23, 2006, the Company completed a tender offer and consent solicitation (the "Tender Offer") for any and all of its 9⅝% Senior Notes due 2012 and extinguished approximately $339.5 million in aggregate principal amount (approximately 97% of the outstanding amount) that were tendered and accepted for purchase under the terms of the Tender Offer. The Company may redeem the remaining outstanding 9⅝% Senior Notes, in whole or in part, on or after March 15, 2007, at redemption prices from 104.8% to 100%, plus accrued and unpaid interest.

On June 21, 2006, the Company entered into a credit agreement that provides for $525 million of senior secured credit facilities with a syndicate of lenders (the "Credit Facilities"). The Credit Facilities consist of a $200 million six-year revolving credit facility ("Revolving Credit Facility") and a $325 million seven-year term loan facility ("Term Loan"). The Credit Facilities contain customary financial covenants, including maintenance of a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio. Borrowing rates under the Credit Facilities are determined at the Company's option at the time of each borrowing and are based on the London Interbank Offered Rate ("LIBOR") or the prime rate publicly announced from time to time, in each case plus a specified interest rate margin (see "Interest Rate Swaps"). The Credit Facilities are secured by substantially all of the Company's assets. Proceeds from the Credit Facilities and other available cash were used to fund the Tender Offer, to retire the Company's existing Senior Secured Credit Facility due 2008 (which had no amounts outstanding), and for $3.8 million of debt issuance costs, which are being amortized over the maturities of the Credit Facilities.

In connection with the debt refinancing in June 2006, the Company incurred a $32.7 million loss on early extinguishment of debt related to the Tender Offer and the retirement of the Senior Secured Credit Facility, which consisted of Tender Offer premiums of $25.2 million, the write-off of previously unamortized deferred financing costs of $6.6 million and Tender Offer expenses of $0.9 million.

In January 2004, the Company issued $320 million of 7⅞% senior subordinated notes due 2013 ("Senior Subordinated Notes"). The interest on these notes is payable semi-annually. The Company may redeem these notes, in whole or in part, on or after December 1, 2008, at redemption prices from 103.9% to 100%, plus accrued and unpaid interest. The net proceeds from the sale of the Senior Subordinated Notes were used to fund the tender offer and redemption of the Company's 8¾% senior subordinated note which were due to mature in 2008. The loss recorded on the early extinguishment of the 8¾% senior subordinated notes consisted of redemption premiums of $13.5 million and unamortized debt issuance costs of $4.2 million. The debt issuance costs for the Senior Subordinated Notes of $7.2 million are being amortized over the term of the notes.

The interest rate on other long-term debt was 8.6% and 8.1% at December 31, 2006 and 2005, respectively.

The aggregate annual maturities for long-term debt are as follows:

(in thousands)	
2007	$ 7,513
2008	4,082
2009	4,158
2010	4,243
2011	4,176
Thereafter	651,123
	$675,295

Cash interest payments on long-term debt were $68.0 million in 2006, $68.9 million in 2005 and $67.4 million in 2004.

The estimated fair value of the Company's long-term debt was $665.9 million and $828.4 million at December 31, 2006 and 2005, respectively.

The Credit Facilities contain certain restrictions that, among other things and with certain exceptions, limit the ability of the Company to incur additional indebtedness, prepay subordinated debt, transfer assets outside of the Company, pay dividends or repurchase shares of common stock. The Company is also required to comply with maximum consolidated leverage ratio and minimum consolidated interest coverage ratio financial covenants pertaining to the Credit Facilities. As of December 31, 2006, the Company was in compliance with all debt agreements.

Notes to Consolidated Financial Statements
(continued)

Interest Rate Swaps. During June 2006, the Company entered into interest rate swap agreements to hedge interest rate exposure for $220 million notional amount of floating rate debt. This hedge of interest rate risk was designated and documented at inception as a cash flow hedge and is evaluated for effectiveness at least quarterly. Effectiveness of this hedge is calculated by comparing the fair value of the derivative to a hypothetical derivative that would be a perfect hedge of floating rate debt. There was no ineffectiveness from this hedge through December 31, 2006. At December 31, 2006, the Company has recorded a liability of $2.8 million, which represents the decrease in the current fair value of floating rate cash inflows that are less than the fixed cash outflows over the remaining term of the hedges. The decrease of cash inflows largely reflects the decrease in LIBOR as of December 31, 2006, as compared to LIBOR at the time that the Company entered into the swap agreements. The liability is included in other liabilities and the offsetting amount is included in accumulated other comprehensive income in the consolidated balance sheet as of December 31, 2006. The accounting for gains and losses associated with changes in the fair value of cash flow hedges and the effect on the Company's consolidated financial statements will depend on whether the hedge is highly effective in achieving offsetting changes in fair value of cash flows of the liability hedged. As of December 31, 2006, the Company does not anticipate reclassifying any ineffectiveness into its results of operations for the next twelve months.

Guarantees. In conjunction with the sale of the prime label business in 2002, the Company guarantees a lease obligation assumed by the buyer of this business. The guarantee requires the lessor to pursue collection and other remedies against the buyer before demanding payment from the Company. The remaining payments under the lease term, which expires in April 2008, are approximately $3.5 million. If the Company were required to honor its obligation under the guarantee, any loss would be reduced by the amount generated from the liquidation of the equipment.

10. Income Taxes

Loss from continuing operations before income taxes for the years ended December 31, was as follows:

(in thousands)	**2006**	2005	2004
Domestic	**$ (30,691)**	$(105,403)	$(59,239)
Foreign	**1,689**	(350)	3,252
	$ (29,002)	$(105,753)	$(55,987)

Notes to Consolidated Financial Statements
(continued)

Income tax (benefit) expense on loss from continuing operations for the years ended December 31, consisted of the following:

(in thousands)	2006	2005	2004
Current tax expense (benefit):			
Federal	**$ 3,082**	$ 5,839	$ (43)
Foreign	**247**	595	965
State	**375**	249	456
	3,704	6,683	1,378
Deferred (benefit) expense:			
Federal	**(9,392)**	31,853	(11,141)
Foreign	**33**	(239)	58
State	**(1,522)**	4,051	(1,574)
	(10,881)	35,665	(12,657)
Income tax (benefit) expense	**$ (7,177)**	$ 42,348	$(11,279)

A reconciliation of the expected tax (benefit) based on the federal statutory tax rate to the Company's actual income tax (benefit) expense for the years ended December 31, is summarized as follows:

(in thousands)	2006	2005	2004
Expected tax benefit at federal statutory income tax rate	**$(10,150)**	$(37,013)	$(19,595)
State and local income tax benefit	**(1,015)**	(3,701)	(1,960)
Change in valuation allowance	**1,108**	79,951	20,275
Change in contingency reserves	—	2,073	(6,369)
Utilization of foreign tax credits, net	—	(91)	(4,718)
Non-U.S. tax rate differences	**(306)**	524	(1,023)
Non-deductible expenses	**868**	709	970
Non-deductible investment expense	**1,248**	254	313
Expiration of net operating losses	**565**	516	—
Other	**505**	(874)	828
Income tax (benefit) expense	**$ (7,177)**	$ 42,348	$(11,279)

Notes to Consolidated Financial Statements

(continued)

Deferred taxes are recorded to give recognition to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The tax effects of these temporary differences are recorded as deferred tax assets and deferred tax liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in future years. Deferred tax liabilities generally represent items that have been deducted for tax purposes, but have not yet been recorded in the consolidated statements of operations. Valuation allowances are recorded to reduce deferred tax assets when it is not more likely than not that a tax benefit will be realized. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities of the Company at December 31, are as follows:

(in thousands)	2006	2005
Deferred tax assets:		
Net operating loss carryforwards	**$ 72,830**	$ 127,436
Capital loss carryforwards	—	20,950
Compensation and benefit related accruals	**15,986**	19,580
Foreign tax credit carryforwards	**16,662**	16,662
Alternative minimum tax credit carryforwards	**9,180**	4,650
Accounts receivable	**1,288**	1,858
Restructuring accruals	**4,769**	4,896
Gain on discontinued operations	**13,879**	—
Other	**7,996**	4,185
Valuation allowance	**(54,482)**	(113,854)
Total deferred tax assets	**88,108**	86,363
Deferred tax liabilities:		
Property, plant and equipment	**(48,697)**	(70,788)
Goodwill and other intangible assets	**(26,954)**	(20,641)
Inventory	**(2,659)**	(2,372)
Other	**(2,425)**	(2,607)
Total deferred tax liabilities	**(80,735)**	(96,408)
Net deferred tax asset (liability)	**$ 7,373**	$ (10,045)

The net deferred tax asset (liability) as of December 31, includes the following:

(in thousands)	2006	2005
Current deferred tax asset (included in other current assets)	**$ 4,070**	$ —
Long-term deferred tax asset (included in other assets, net)	**7,659**	—
Long-term deferred tax liability	**(4,356)**	(10,045)
Total	**$ 7,373**	$ (10,045)

The Company has federal and state net operating loss carryforwards. The tax effect of these attributes was $72.8 million as of December 31, 2006. The Company utilized all of its capital loss carryforwards in 2006. Net operating loss carryforwards of $189.2 million will expire in 2023 through 2025, foreign tax credit carryforwards of $16.7 million will expire in 2012 through 2015 and alternative minimum tax credit carryforwards of $9.2 million do not have an expiration date.

The Company assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the "more likely than not" recognition criteria under SFAS 109, records a valuation allowance against its deferred tax assets. The Company considered its recent operating results and anticipated 2007 taxable income in assessing the need for its valuation allowance. As a result, in the fourth quarter of 2006, the Company adjusted its valuation allowance to

Notes to Consolidated Financial Statements
(continued)

reflect the realizability of deferred tax assets. In 2006, the Company decreased its valuation allowance by approximately $59.4 million, primarily as a result of utilizing its net operating loss carryforwards, principally against the gain on sale of Supremex and certain other assets, which is reflected in discontinued operations (Note 3).

During 2005, due to insufficient positive evidence substantiating recoverability, the Company increased its valuation allowance against its net U.S. deferred tax assets by $87.1 million, which included $7.1 million relating to the tax benefit from stock-based compensation. This resulted from management determining that it would no longer implement prior identified tax planning strategies.

During 2004, the Company increased its valuation allowance by $20.3 million. This increase resulted from the Company's belief that it would not be able to realize certain U.S. deferred tax assets through the reversal of taxable temporary differences and the execution of available tax planning strategies given the net operating losses from its U.S. operations.

The remaining portion of the Company's valuation allowance as of December 31, 2006 will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the remaining deferred tax assets will be realized. When sufficient positive evidence exists, the Company's income tax expense will be reduced by the decrease in its valuation allowance. An increase or reversal of the Company's valuation allowance could have a significant negative or positive impact on the Company's future earnings. Any reversal of the valuation allowance related to stock-based compensation will be reflected as paid-in capital and will not affect the Company's future effective income tax rate.

The Company establishes tax contingency liabilities for potential tax issues, which are based on estimates of whether it is probable additional taxes will be due in the future. As of December 31, 2006 and 2005, the Company had tax contingency liabilities of $12.6 million and $9.5 million, respectively, which were included in other liabilities on its consolidated balance sheets. During 2004, the Internal Revenue Service ("IRS") completed the examination of the Company's tax years 1996 through 2002. The outcome of the tax audit resulted in the issuance of a "no change" letter by the IRS. As a result, the Company determined that tax contingency liabilities reserves of $6.4 million were no longer necessary and released these reserves in 2004.

Net cash payments for income taxes were $2.7 million in 2006, $1.5 million in 2005 and $4.3 million in 2004.

11. Restructuring, Impairment and Other Charges

2006 Activity

During 2006, the senior management team of Cenveo substantially completed the implementation of its cost savings programs that it initiated in September 2005, including the consolidation of the Company's purchasing activities and manufacturing platform, corporate and field human resources reductions, streamlining information technology infrastructure and eliminating all discretionary spending. As a result of these actions in 2006, the Company reduced headcount by approximately 900 employees, consolidated seven manufacturing facilities and closed three printing operations in 2006.

Restructuring and impairment charges in 2006 are as follows:

(in thousands)	Envelopes, Forms and Labels	Commercial Printing	Corporate	Total
Employee separation costs	$ 6,746	$11,663	$ 1,438	$19,847
Asset impairments, net of gains on sale	2,697	935	—	3,632
Equipment moving expenses	4,972	1,398	—	6,370
Lease termination expense (income), net	2,187	2,104	(276)	4,015
Building clean-up and other expenses	1,734	5,460	38	7,232
Total restructuring and impairment charges	$18,336	$21,560	$ 1,200	$41,096

Notes to Consolidated Financial Statements
(continued)

Envelopes, Forms and Labels. In 2006, the envelopes, forms and labels segment closed plants in Denver, Colorado, Chestertown, Maryland, Kankakee, Illinois, Phoenix, Arizona, Terre Haute, Indiana and Atlanta, Georgia and consolidated their activities into other plants and closed an office location. As a result of these activities, the segment recorded employee separation costs of $4.9 million related to workforce reductions, impairment charges of $1.8 million, net of the gain on sale of a facility of $1.9 million, and equipment moving expenses of $4.2 million for the redeployment of equipment. In addition, the segment recorded lease termination expenses of $2.2 million, representing the net present value of costs that are not expected to be recovered over the remaining terms of three leased facilities no longer in use and building clean-up and other expenses of $1.3 million.

The segment incurred impairment charges of $0.9 million related to equipment taken out of service, equipment moving expenses of $0.8 million for the redeployment of equipment, and building clean-up and other expenses of $0.4 million related to locations closed in the fourth quarter of 2005.

The segment incurred employee separation costs of $1.8 million related to workforce reductions at other locations relating to the Company's cost savings programs.

Commercial Printing. In 2006, the commercial printing segment closed plants in Denver, Colorado, Phoenix, Arizona, Cambridge, Maryland, Glen Burnie, Maryland and Fenton, Missouri. As a result of these activities, the segment recorded employee separation costs of $4.2 million related to workforce reductions, asset impairment charges of $1.8 million related to equipment taken out of service at these locations, net of the gain on sale of a facility of $1.3 million, equipment moving expenses of $1.1 million for the redeployment of equipment, lease termination expenses of $2.1 million representing the net present value of costs that are not expected to be recovered over the remaining terms of three leased facilities no longer in use and building clean-up and other expenses of $3.3 million.

The segment incurred employee separation costs of $2.4 million related to workforce reductions, equipment moving expenses of $0.3 million, building clean-up and other expenses of $2.2 million, and a reduction of asset impairment charges of $0.9 million, relating to changes in its estimate of assets to be taken out of service for three plants to be closed or downsized in the fourth quarter of 2005.

The segment incurred employee separation costs of $5.1 million related to workforce reductions at other locations relating to the Company's cost savings initiatives.

Corporate. The Company incurred employee separation costs of $1.4 million and recorded lease termination income of $0.3 million resulting from adjusting its estimate of the net present value of the cost of the lease that is not expected to be recovered over its remaining life, upon subleasing its former corporate headquarters.

2005 Activity

The following table and discussion present the details of the expenses recognized in 2005 as a result of new senior management's cost savings plan, as well as, restructuring expenses incurred as a result of programs initiated by the Company prior to September 2005. As a result of these actions in 2005, the Company reduced headcount by approximately 1,900 employees, consolidated three manufacturing facilities and closed three printing facilities. In addition, the Company incurred charges during 2005 related to a special meeting of shareholders and the changes made to the board of directors and management. These expenses are also included in the table and the discussion that follow.

Notes to Consolidated Financial Statements
(continued)

Restructuring, impairment and other charges in 2005 were as follows:

(in thousands)	Envelopes, Forms and Labels	Commercial Printing	Corporate	Total
Employee separation costs	$ 6,487	$ 9,348	$10,572	$26,407
Asset impairments	5,066	20,340	853	26,259
Equipment moving expenses	338	454	—	792
Lease termination expenses	41	1,586	4,124	5,751
Multi-employer pension withdrawal expenses	541	409	—	950
Building clean-up and other expenses	67	313	—	380
Total restructuring charges	12,540	32,450	15,549	60,539
Other charges	—	3,917	12,798	16,715
Total restructuring, impairment and other charges	$12,540	$36,367	$28,347	$77,254

Envelopes, Forms and Labels. The envelopes, forms and labels segment closed plants in Philadelphia, Pennsylvania, Eugene, Oregon and Marshall, Texas. As a result of these plant closures, the segment recorded impairment charges of $2.3 million for equipment taken out of service, employee separation costs of $0.9 million, a pension withdrawal liability of $0.5 million and equipment moving expenses of $0.3 million to redeploy equipment.

For additional plant closures planned for 2006, the segment incurred $0.1 million in employee separation costs, recorded impairment charges of $2.8 million related to equipment at these plants that it expected to take out of service in 2006 and equipment moving expenses of $0.1 million.

The segment incurred employee separation costs of $5.5 million at other locations relating to the Company's cost savings programs.

Commercial Printing. The commercial printing segment completed the merger of its two plants in Seattle, Washington and its two plants in San Francisco, California. The cost to complete these mergers was $0.3 million.

The segment closed two plants in Atlanta, Georgia and a plant in Waterbury, Connecticut and a small operation in Phoenix, Arizona. The segment recorded impairment charges of $3.8 million for equipment taken out of service or sold for less than its carrying value. Employee separation costs incurred for these four plant closures were $1.9 million. The cost incurred to redeploy equipment was $0.4 million. In addition, during 2005, the segment ceased use of three leased buildings and recorded lease termination expenses of $1.5 million.

For additional plant closures planned for 2006, the segment recorded impairment charges of $12.5 million related to the equipment at the plants that it expected to take out of service or sell in 2006.

The segment also incurred withdrawal liabilities of $0.4 million from several multi-employer pension plans in 2005.

The segment incurred employee separation costs of $7.4 million at other locations relating to the Company's cost savings programs. In addition, new senior management terminated the implementation of a segment wide information system, for which a portion of the investment and other related information technology projects of $3.9 million was written-off. Other charges recorded by the segment include the settlement of a legal matter and the cost of legal matters that were settled in 2006.

Notes to Consolidated Financial Statements
(continued)

Corporate. In 2005, the Company made significant changes to its corporate management team and staff and moved its corporate headquarters from Denver, Colorado to Stamford, Connecticut. As a result, the Company incurred employee separation costs of $10.6 million. In addition, in December 2005, the Company ceased use of office space in Denver and recorded a $4.1 million charge representing the net present value of the cost of the lease that was not expected to be recovered over its remaining term and a $0.9 million charge for the net book value of leasehold improvements and furniture and fixtures.

Other charges include the following:

- In April 2005, the Company engaged an investment banking firm as a financial advisor to assist the then current board of directors in its evaluation of the Company's strategic alternatives and incurred fees of $3.2 million.
- Legal and other fees incurred in connection with the special meeting of shareholders of $4.9 million.
- In January 2005, the Company's Chief Executive Officer resigned and the cost incurred as a result of this resignation was $2.1 million.
- Under the Company's Long-Term Incentive Plan, the change in the board of directors in September 2005 constituted a change of control and accelerated the vesting of the restricted stock issued to certain executives. The compensation expense recognized by the Company as a result of the vesting of this restricted stock totaled $2.6 million.

2004 Activity

Restructuring and impairment charges in 2004 were as follows:

(in thousands)	Envelopes, Forms and Labels	Commercial Printing	Corporate	Total
Employee separation costs	$ 683	$ 25	$ —	$ 708
Asset impairments (net of gain on sale)	(360)	2,670	295	2,605
Equipment moving expenses	157	169	—	326
Lease termination expenses	—	130	954	1,084
Building clean-up and other expenses	684	—	—	684
Total restructuring and impairment charges	$ 1,164	$ 2,994	$ 1,249	$ 5,407

Envelopes, Forms and Labels. The envelopes, forms and labels segment closed its envelope plant in Bensalem, Pennsylvania. The cost of this plant closure was $1.2 million and included employee separation costs of $0.7 million, expenses incurred to relocate equipment of $0.2 million, and building clean-up and other expenses of $0.7 million. The net gain recognized on the sale of the plant building exceeded the impairment charge recorded for assets taken out of service by $0.4 million.

Commercial Printing. The commercial printing segment merged its two plants in Seattle, Washington and its two plants in San Francisco, California. The cost of these plant consolidations totaled $1.1 million and included impairment charges of $0.8 million for equipment taken out of service and other expenses of $0.3 million.

At the end of 2004, the segment made the decision to close a small printing operation in Phoenix, Arizona and recorded a $1.4 million impairment charge for equipment taken out of service in 2005.

The segment incurred other equipment impairments of $0.4 million recorded in 2004.

Notes to Consolidated Financial Statements
(continued)

Corporate. The Company negotiated the termination of a lease on a building in New York City that had been used by an operation that was closed in 2002. The cost to terminate the lease and write-off the unamortized value of leasehold improvements was $1.2 million.

A summary of the activity charged to the restructuring liabilities is as follows:

(in thousands)	Lease Termination Costs	Employee Separation Costs	Pension Withdrawal Liabilities	Other	Total
Balance at December 31, 2004	$ 1,079	$ —	$ —	$ 14	$ 1,093
Accruals	5,751	26,407	950	—	33,108
Payments	(763)	(22,673)	—	(4)	(23,440)
Reversal of unused accrual	—	—	—	(10)	(10)
Balance at December 31, 2005	6,067	3,734	950	—	10,751
Accruals, net	**4,015**	**19,847**	—	—	**23,862**
Payments	**(4,541)**	**(22,154)**	**(308)**	—	**(27,003)**
Balance at December 31, 2006	**$ 5,541**	**$ 1,427**	**$ 642**	**$ —**	**$ 7,610**

12. Stock-Based Compensation

The Company's 2001 Long-Term Incentive Plan (the "Plan") provides for the grant of stock options, restricted shares and stock appreciation rights of the Company's common stock and restricted share units ("RSUs") based on the Company's common stock to certain officers, other key employees, non-employee directors and consultants.

The Company's outstanding nonvested stock options have maximum contractual terms of up to ten years, principally vest ratably over four years and were granted at exercise prices equal to the market price of the Company's common stock on the date of grant. The Company's outstanding stock options are exercisable into shares of the Company's common stock. The Company's outstanding restricted shares vest ratably over four years. The Company has no outstanding stock appreciation rights. The Company's outstanding restricted share units principally vest ratably over four years. Upon vesting, the restricted share units are convertible into shares of the Company's common stock.

Effective January 1, 2006, the Company adopted SFAS 123(R). As a result, the Company now measures the cost of employee services received in exchange for an award of equity instruments, including grants of employee stock options, restricted stock and restricted share units, based on the fair value of the award at the date of grant rather than its intrinsic value, the method the Company previously used. The Company is using the modified prospective application method under SFAS 123(R) and has elected not to use the retrospective application method. Thus, amortization of the fair value of all nonvested grants as of January 1, 2006, as determined under the previous pro forma disclosure provisions of SFAS 123, except as adjusted for estimated forfeitures, is included in the Company's results of operations commencing January 1, 2006, and prior periods have not been restated. As required under SFAS 123(R), the Company has reversed the unearned compensation component of shareholders' equity (deficit) with an equal offsetting reduction of paid-in capital as of January 1, 2006 and is now increasing paid-in capital for share-based compensation costs recognized during the period. Additionally, effective with the adoption of SFAS 123(R), the Company recognizes share-based compensation expense net of estimated forfeitures, rather than as forfeitures occur as presented under the previous pro forma disclosure provisions of SFAS 123 subsequently set forth in this footnote. Employee stock compensation grants or grants modified, repurchased or cancelled on or after January 1, 2006 are valued in accordance with SFAS 123(R). Under SFAS 123(R), the Company has chosen (1) the Black-Scholes-Merton option pricing model (the "Black-Scholes Model") for purposes of determining the fair value of stock options granted commencing January 1, 2006 and (2) to continue recognizing compensation costs ratably over the requisite service period for each separately vesting portion of the award.

Notes to Consolidated Financial Statements
(continued)

Total share-based compensation expense recognized in selling, general and administrative expenses in the Company's consolidated statements of operations was $6.0 million, $2.5 million and $0.7 million in 2006, 2005 and 2004, respectively. Total share-based compensation expense recognized in restructuring, impairment and other charges in the Company's consolidated statements of operations was $2.7 million in 2005.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income from continuing operations before income taxes and net income in 2006 was $3.3 million lower than if it had continued to account for share based compensation under Accounting Principles Board Opinion 25 ("APB 25"). Basic and diluted income per share in 2006 was $0.06 lower than if the Company had to account for share-based compensation under APB 25. Net cash used in operating and financing activities in 2006 were the same as if the Company had continued to account for share-based compensation under APB 25.

As of December 31, 2006, there was approximately $29.1 million of total unrecognized compensation cost related to nonvested share-based compensation grants, which is expected to be amortized over a weighted-average period of 2.2 years.

Stock Options

A summary of the Company's outstanding stock options as of and for the year ended December 31, 2006 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value[(A)] (In Thousands)
Outstanding at January 1, 2006	2,365,961	$ 8.95		
Granted	1,570,000	20.55		
Exercised	(329,814)	6.03		$ 3,479
Forfeited	(279,367)	8.99		
Outstanding at December 31, 2006	3,326,780	14.71	5.7	21,589
Exercisable at December 31, 2006	549,280	9.32	5.4	6,529

(A) Intrinsic value for purposes of this table represents the amount by which the fair value of the underlying stock, based on the respective market prices at December 31, 2006 or, if exercised, the exercise dates, exceeds the exercise prices of the respective options which, for outstanding options, represents only those expected to vest.

The following table summarizes the activity of stock options for the years ended December 31, 2005 and 2004:

	2005		2004	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of year	6,868,100	$ 5.55	5,738,569	$ 6.16
Granted	2,308,000	9.17	1,885,130	3.72
Exercised	(4,661,854)	4.82	(19,331)	2.62
Expired/cancelled	(2,148,285)	7.06	(736,268)	7.26
Options outstanding at end of year	2,365,961	8.97	6,868,100	5.55
Options exercisable at end of year	535,961	6.83	3,858,396	6.67

The total intrinsic value of stock options exercised during 2005 was approximately $19.5 million and during 2004 was approximately $19,000.

Notes to Consolidated Financial Statements
(continued)

The weighted-average grant date fair value of stock options granted during the three years ended December 31, 2006, at exercise prices equal to the market price of the stock on the grant dates, as calculated under the Black-Scholes Model with the weighted-average assumptions are as follows:

	2006	2005	2004
Weighted average fair value of option grants during the year	**$ 9.56**	$ 5.08	$ 2.22
Assumptions:			
Expected option life in years	**4.27**	4.81	5.00
Risk-free interest rate	**4.75%**	4.40%	3.10%
Expected volatility	**51.6%**	62.4%	69.6%
Expected dividend yield	**0.0%**	0.0%	0.0%

The risk-free interest rate represents the U.S. Treasury Bond constant maturity yield approximating the expected option life of stock options granted during the period. The expected option life represents the period of time that the stock options granted during the period are expected to be outstanding, based on the mid-point between the vesting date and contractual expiration date of the option. The expected volatility is based on the historical market price volatility of the Company's common stock for the expected term of the options, adjusted for expected mean reversion.

Restricted Shares and RSUs

A summary of the Company's nonvested restricted shares and RSUs as of and for the year ended 2004, 2005 and 2006 is as follows:

	Restricted Shares	Grant Date Fair Value	RSUs	Grant Date Fair Value
Outstanding at January 1, 2004	644,000	$ 4.90	—	—
Granted	303,710	3.32	—	—
Vested	(14,922)	4.02	—	—
Outstanding at December 31, 2004	932,788	4.40	—	—
Granted	485,680	8.47	236,600	$ 9.69
Vested	(739,449)	5.48	—	—
Forfeited	(479,019)	4.72	—	—
Outstanding at December 31, 2005	200,000	9.52	236,600	9.69
Granted	**—**	**—**	**532,150**	**20.55**
Vested	**(50,000)**	**9.52**	**(141,600)**	**9.81**
Forfeited	**—**	**—**	**(20,000)**	**9.52**
Outstanding at December 31, 2006	**150,000**	**9.52**	**607,150**	**19.19**

Notes to Consolidated Financial Statements

(continued)

The total fair value of restricted shares and RSUs which vested during 2006 was $1.0 million and $2.9 million, respectively, as of the respective vesting dates.

The accompanying consolidated statements of operations for 2005 and 2004 were not restated since the Company elected not to use the retrospective application method under SFAS 123(R). A summary of the effect on net loss and net loss per share for 2005 and 2004 as if the Company had applied the fair value recognition provisions of SFAS 123 to share-based compensation for all outstanding and nonvested stock options (calculated using the Black-Scholes Model) and restricted shares is as follows:

(in thousands, except per share data)	2005	2004
Net loss as reported	$ (135,052)	$ (19,708)
Reversal of share-based compensation expense determined under the intrinsic value method included in net loss, net of taxes	2,505	718
Recognition of share-based compensation expense determined under the fair value method, net of taxes	(8,962)	(4,952)
Pro forma net loss	$ (141,509)	$ (23,942)
Net loss per share—basic and diluted:		
As reported	$ (2.70)	$ (0.41)
Pro forma	$ (2.83)	$ (0.50)

Under the Plan, the change in the Company's board of directors on September 12, 2005, triggered the change of control provision of the Plan. Accordingly, all outstanding stock options and restricted stock vested on September 12, 2005. The amount of stock-based compensation expense reflected in the pro forma calculation of net loss per share for 2005 is primarily the result of the acceleration in the vesting of the outstanding stock options and restricted stock.

The Black-Scholes Model has limitations on its effectiveness including that it was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable and that the model requires the use of highly subjective assumptions including expected stock price volatility. The Company's stock option awards to employees have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimates.

In November 2005, the FASB issued FASB Staff Position ("FSP"), No. 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. FSP No. 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS 123(R). This election is not available for adoption until January 1, 2007. The Company has determined not to use the alternative method.

Notes to Consolidated Financial Statements

(continued)

13. Retirement Plans

Savings Plan. The Company sponsors a defined contribution plan to provide substantially all U.S. salaried and certain hourly employees an opportunity to accumulate personal funds for their retirement. In 2006, the Company only matched certain union employee's voluntary contributions. In 2005 and 2004, the Company matched a certain percentage of each employee's voluntary contribution. All contributions made by the Company were made in cash and allocated pro-rata to the funds selected by the employee. Company contributions to the plan were approximately $0.4 million in 2006 and $6.0 million in 2005 and 2004. The plan held 2,192,289 shares of the Company's common stock at December 31, 2006.

Pension Plans. The Company currently maintains pension plans for certain of its employees in the U.S. under collective bargaining agreements with unions representing these employees. The Company expects to continue to fund these plans based on governmental requirements, amounts deductible for income tax purposes and as needed to ensure that plan assets are sufficient to satisfy plan liabilities.

Supplemental Executive Retirement Plans. As a result of an acquisition in 2000, the Company assumed responsibility for a supplemental executive retirement plan ("SERP"), which provide benefits to certain former directors and executives. For accounting purposes, these plans are unfunded; however, the predecessor company had purchased annuities, which are included in other assets, net in the consolidated balance sheets. These annuities cover a portion of the liability to the participants in these plans and the income from the annuities offsets a portion of the cost of the plans.

In September 2006, the FASB issued SFAS 158. This standard requires an employer to: (i) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (ii) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (iii) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. These changes will be reported in accumulated other comprehensive income. For the Company, the requirement to recognize the funded status of its benefit plans and the disclosure requirements are effective as of December 31, 2006 and are detailed below. The Company's current measurement date is the date of its fiscal year end; therefore, the measurement date requirement under SFAS 158 will have no impact on the Company. Beginning in 2007, the Company will recognize changes in the funded status in the year in which the change occurs through accumulated other comprehensive income on its consolidated balance sheet.

The effect of applying SFAS 158 on the accompanying consolidated balance sheet as of December 31, 2006, was:

(in thousands)	Before Application of SFAS 158	Effect of Applying SFAS 158	After Application of SFAS 158
Other assets, net	$ 34,327	$ (42)	$ 34,285
Total assets	1,001,992	(42)	1,001,950
Other liabilities	40,235	405	40,640
Accumulated other comprehensive income	3,111	(363)	2,748
Total shareholders' equity (deficit)	62,104	(363)	61,741
Total liabilities and shareholders' equity (deficit)	1,001,992	(42)	1,001,950

Notes to Consolidated Financial Statements

(continued)

As a result of the sale of Supremex (Note 3), the Company has no further obligation relating to Supremex's pension plans. The following table sets forth the financial status of the Company's U.S. pension plans and the SERP and the amounts recognized in the consolidated balance sheets as of December 31, 2006. The amounts as of December 31, 2005 include Supremex's pension plans.

	Pension Plans		SERP	
(in thousands)	**2006**	2005	**2006**	2005
Change in projected benefit obligation:				
Benefit obligation at beginning of year	**$ 11,888**	$ 55,164	**$ 8,023**	$ 8,410
Service cost	**169**	2,138	**—**	—
Interest cost	**668**	3,212	**1,393**	571
Participant contributions	**—**	531	**—**	—
Actuarial (gain) loss	**(559)**	2,710	**—**	—
Foreign currency translation	**—**	2,771	**—**	—
Benefits paid	**(635)**	(2,761)	**(953)**	(958)
Benefit obligation at end of year	**$ 11,531**	$ 63,765	**$ 8,463**	$ 8,023
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 8,596**	$ 45,102	**$ —**	$ —
Actual return on plan assets	**1,022**	4,032	**—**	—
Participant contributions	**—**	531	**—**	—
Employer contributions	**539**	3,047	**—**	—
Foreign currency translation	**—**	2,324	**—**	—
Benefits paid	**(635)**	(2,761)	**—**	—
Fair value of plan assets at end of year	**9,522**	52,275	**—**	—
Funded status	**$ (2,009)**	$(11,490)	**$(8,463)**	$(8,023)
Amounts recognized in accumulated other comprehensive loss:				
Net actuarial loss	**$ (3,320)**	$ —	**$ —**	$ —
Prior service cost	**(34)**	—	**—**	—
Total	**$ (3,354)**	$ —	**$ —**	$ —

The components of the net periodic pension expense for the U.S. pension plans and the SERP for the years ended December 31, was as follows:

(in thousands)	**2006**	2005	2004
Service cost	**$ 169**	$ 173	$ 197
Interest cost on projected benefit obligation	**2,061**	1,196	1,269
Expected return on plan assets	**(703)**	(710)	(742)
Net amortization and deferral	**8**	8	8
Recognized actuarial loss	**267**	200	134
Net periodic pension expense	**$ 1,802**	$ 867	$ 866

Notes to Consolidated Financial Statements
(continued)

The assumptions used in computing the net pension expense and the funded status were as follows:

	2006	2005	2004
Weighted average discount rate	**6.00%**	5.50-5.75%	5.75%
Expected long-term rate of return on assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**4.00%**	3.5-4%	3.5-4%

The discount rate assumption used to determine the Company's pension obligations at December 31, 2006, was based on the Hewitt Yield Curve ("HYC"), with the result rounded to the nearest 0.25%. The HYC was designed by Hewitt Associates to provide a means for plan sponsors to value the obligations of their pension plans or postretirement benefit plans. The HYC is a hypothetical double A yield curve represented by a series of annualized individual discount rates. Each bond issue underlying the HYC is required to have a rating of Aa or better by Moody's Investor Service, Inc. or a rating AA or better by Standard & Poor's. The discount rate assumptions for the pension expenses in 2006 and the obligations at December 31, 2006 and 2005 were also based on the HYC.

The expected long-term rate of return on plan assets of 8.0% is based on historical returns and the expectations for future returns for each asset class in which plan assets are invested as well as the target asset allocation of the investments of the plan assets. The asset allocations and the target allocations for the investments as of December 31, were as follows:

	U.S. Plans			**Canadian Plans**	
	2006	2005	Target	2005	Target
Equity securities	**67%**	69%	68%	49%	50%
Debt securities, including cash	**27%**	26%	27%	51%	50%
Real estate	**6%**	5%	5%	0%	0%
	100%	100%	100%	100%	100%

The Company's investment objective is to maximize the long-term return on the pension plan assets within prudent levels of risk. Investments are diversified with a blend of equity and fixed income securities. Equity investments are diversified by including U.S. and non-U.S. stocks, growth stocks, value stocks and stocks of large and small companies.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets as of December 31, were as follows:

	U.S. Plans		**Canadian Plans**
(in thousands)	**2006**	2005	2005
Projected benefit obligation	**$11,531**	$11,888	$51,877
Accumulated benefit obligation	**11,202**	11,529	45,427
Fair value of plan assets	**9,522**	8,596	43,679

Notes to Consolidated Financial Statements
(continued)

The Company expects to contribute $0.8 million to its pension plans and $0.2 million to SERP in 2007.

The estimated pension benefit payments expected to be paid by the pension plans and the estimated SERP payments expected to be paid by the Company for the years 2007 through 2011, and in the aggregate for the years 2012 through 2016, are as follows:

(in thousands)	Pension Plans	SERP
2007	$ 594	$ 953
2008	604	953
2009	621	953
2010	646	953
2011	655	953
2012 - 2016	3,587	3,697

Certain other U.S. employees are included in multi-employer pension plans to which the Company makes contributions in accordance with contractual union agreements. Such contributions are made on a monthly basis in accordance with the requirements of the plans and the actuarial computations and assumptions of the administrators of the plans. Contributions to multi-employer plans were $3.1 million in 2006, $3.2 million in 2005 and $3.0 million in 2004. In 2005, the Company recorded withdrawal liabilities of $1.0 million from certain multi-employer pension plans that were incurred in connection with its restructuring program (Note 11).

14. Commitments and Contingencies

Leases. The Company leases buildings and equipment under operating lease agreements expiring at various dates through 2018 (Note 11). Certain leases include renewal and purchase options. As of December 31, 2006, future minimum annual payments under non-cancelable lease agreements with original terms in excess of one year were as follows:

(in thousands)	
2007	$ 27,972
2008	19,208
2009	13,282
2010	8,254
2011	4,891
Thereafter	9,074
Total	$ 82,681

Aggregate future minimum rentals to be received under non-cancelable subleases as of December 31, 2006 are approximately $0.3 million.

Rent expense was $35.2 million in 2006, $39.3 million in 2005 and $35.7 million in 2004.

Concentrations of Credit Risk. The Company has limited concentrations of credit risk with respect to financial instruments. Temporary cash investments and other investments are placed with high credit quality institutions, and concentrations within accounts receivable are limited due to the Company's customer base and its dispersion across different industries and geographic areas.

Litigation. The Company is party to various legal actions that are ordinary and incidental to its business. While the outcome of pending legal actions cannot be predicted with certainty, management believes the outcome of these various proceedings will not have a material adverse effect on the Company's consolidated financial condition or results of operations (Note 11).

Tax Audits. The Company's income, sales and use, and other tax returns are routinely subject to audit by various authorities. The Company believes that the resolution of any matters raised during such audits will not have a material adverse effect on the Company's financial position or its results of operations (Note 10).

Notes to Consolidated Financial Statements
(continued)

15. Accumulated Other Comprehensive Income

Accumulated other comprehensive income was as follows:

	December 31,	
(in thousands)	**2006**	2005
Currency translation adjustments	**$ 7,945**	$ 25,935
Unrealized loss on cash flow hedges	**(2,992)**	—
Pension liability adjustments, net of tax benefit	**(2,205)**	(8,531)
Accumulated other comprehensive income	**$ 2,748**	$ 17,404

As a result of the sale of Supremex and certain other assets, the Company reclassified into the gain on sale of discontinued operations from accumulated other comprehensive income $6.0 million of a minimum pension liability adjustment (Note 3).

16. Income (Loss) Per Share

Basic income (loss) per share is computed based upon the weighted average number of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution that could occur if options to issue common stock were exercised. The only Company securities as of December 31, 2006 that could dilute basic income per share for periods subsequent to December 31, 2006 are (1) outstanding stock options which are exercisable into 3,326,780 shares of the Company's common stock and (2) 757,150 shares of restricted stock and RSUs.

The following table sets forth the computation of basic and diluted income (loss) per share for the years ended December 31:

(in thousands, except per share data)	**2006**	2005	2004
Numerator for basic and diluted income (loss) per share:			
Loss from continuing operations	**$ (21,825)**	$ (148,101)	$ (44,708)
Income from discontinued operations, net of taxes	**140,480**	13,049	25,000
Net income (loss)	**$ 118,655**	$ (135,052)	$ (19,708)
Denominator weighted average common shares outstanding:			
Basic shares	**53,288**	50,038	47,750
Dilutive effect of stock options	**—**	—	—
Diluted shares	**53,288**	50,038	47,750
Income (loss) per share - basic and diluted:			
Continuing operations	**$ (0.41)**	$ (2.96)	$ (0.94)
Discontinued operations	**2.64**	0.26	0.53
Net income (loss)	**$ 2.23**	$ (2.70)	$ (0.41)

17. Related Party Transactions

In 2005, a group of shareholders called for a special meeting of shareholders to elect a new board of directors. On September 9, 2005, the shareholder group and the board of directors of the Company reached an agreement pursuant to which the board of directors was reconstituted and a new Chairman and Chief Executive Officer was appointed effective September 12, 2005. In 2005, the Company reimbursed Burton Capital Management, LLC $0.8 million for expenses incurred in its efforts to elect a new board of directors. The Company's Chairman and Chief Executive Officer is also the Chairman, Chief Executive Officer and Managing Member of Burton Capital Management, LLC.

Notes to Consolidated Financial Statements
(continued)

18. Segment Information

The Company operates in two segments—the envelopes, forms and labels segment and the commercial printing segment. The envelopes, forms and labels segment specializes in the manufacturing and printing of customized envelopes for billing and remittance and direct mail advertising. This segment also produces business forms and labels, custom and stock envelopes and mailers generally sold to third-party dealers such as print distributors, office products suppliers, office-products retail chains and the U.S. retail pharmacy market. The commercial printing segment is in the business of designing, manufacturing and distributing printed products that include advertising literature, corporate identity materials, financial printing, calendars, greeting cards, brand marketing materials, catalogs, maps, CD packaging and direct mail.

Operating income of each segment includes all costs and expenses directly related to the segment's operations. Corporate expenses include corporate general and administrative expenses (Note 11).

Corporate identifiable assets consist primarily of cash and cash equivalents, miscellaneous receivables, deferred financing fees, deferred tax assets and other assets.

Notes to Consolidated Financial Statements
(continued)

Summarized financial information concerning the reportable segments as of and for the years ended December 31, is as follows:

(in thousands)	2006	2005	2004
Net sales:			
Envelopes, Forms and Labels	**$ 780,696**	$ 767,403	$ 754,609
Commercial Printing	**730,528**	827,378	843,043
Total	**$1,511,224**	$1,594,781	$1,597,652
Operating income (loss):			
Envelopes, Forms and Labels	**$ 85,877**	$ 51,830	$ 54,150
Commercial Printing	**13,766**	(30,675)	4,184
Corporate	**(32,964)**	(47,465)	(20,906)
Total	**$ 66,679**	$ (26,310)	$ 37,428
Restructuring, asset impairment and other charges:			
Envelopes, Forms and Labels	**$ 18,336**	$ 12,540	$ 1,164
Commercial Printing	**21,560**	36,367	2,994
Corporate	**1,200**	28,347	1,249
Total	**$ 41,096**	$ 77,254	$ 5,407
Significant noncash charges (credits):			
Envelopes, Forms and Labels	**$ 6,880**	$ 5,107	$ 1,036
Commercial Printing	**3,821**	21,926	2,670
Corporate	**(355)**	4,977	295
Total	**$ 10,346**	$ 32,010	$ 4,001
Depreciation and intangible asset amortization:			
Envelopes, Forms and Labels	**$ 16,438**	$ 17,728	$ 19,010
Commercial Printing	**23,567**	29,978	29,466
Corporate	**688**	542	1,053
Total	**$ 40,693**	$ 48,248	$ 49,529
Capital expenditures:			
Envelopes, Forms and Labels	**$ 4,837**	$ 3,884	$ 5,748
Commercial Printing	**12,974**	23,065	18,454
Corporate	**2,119**	1,205	2,038
Total	**$ 19,930**	$ 28,154	$ 26,240
Net sales by product line:			
Envelopes	**$ 582,460**	$ 594,327	$ 574,203
Commercial Printing	**727,611**	812,194	821,332
Labels and Business Forms	**201,153**	188,260	202,117
Total	**$1,511,224**	$1,594,781	$1,597,652
Intercompany sales:			
Envelopes, Forms and Labels to Commercial Printing	**$ 13,254**	$ 12,629	$ 8,949
Commercial Printing to Envelopes, Forms and Labels	**15,855**	19,977	13,453
Total	**$ 29,109**	$ 32,606	$ 22,402

	December 31,	
(in thousands)	2006	2005
Identifiable assets:		
Envelopes, Forms and Labels	**$ 484,366**	$ 613,580
Commercial Printing	**393,954**	438,938
Corporate	**123,630**	27,046
Total	**$1,001,950**	$1,079,564

Notes to Consolidated Financial Statements
(continued)

Geographic information as of and for the years ended December 31, is as follows:

(in thousands)	2006	2005	2004
Net sales:			
U.S.	**$1,452,453**	$1,535,281	$1,536,578
Canada	**58,771**	59,500	61,074
Total	**$1,511,224**	$1,594,781	$1,597,652

(in thousands)	2006	2005
Long-lived assets (property plant and equipment and intangible assets):		
U.S.	**$ 517,018**	$ 540,332
Canada	**29,918**	112,381
Total	**$ 546,936**	$ 652,713

19. Quarterly Financial Data (Unaudited)

The following table sets forth certain quarterly financial data for the periods indicated:

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended 2006				
Net sales	**$385,286**	**$357,895**	**$383,868**	**$384,175**
Operating income	**9,854**	**5,685**	**25,028**	**26,112**
Income (loss) from continuing operations	**(8,848)**	**(45,801)**	**9,290**	**23,534**
Income from discontinued operations, net of taxes	**121,050**	**12,707**	**2,326**	**4,397**
Net income (loss)	**112,202**	**(33,094)**	**11,616**	**27,931**
Income (loss) per share from continuing operations—basic(1)	**(0.17)**	**(0.86)**	**0.18**	**0.44**
Income (loss) per share from continuing operations—diluted(1)	**(0.17)**	**(0.86)**	**0.17**	**0.43**
Income per share from discontinued operations—basic and diluted(1)	**2.28**	**0.24**	**0.04**	**0.08**
Net income (loss) per share—basic(1)	**2.11**	**(0.62)**	**0.22**	**0.52**
Net income (loss) per share—diluted(1)	**2.11**	**(0.62)**	**0.21**	**0.51**
Year Ended 2005				
Net sales	$409,738	$385,469	$392,148	$407,426
Operating income (loss)	(3,941)	4,739	(13,078)	(14,030)
Loss from continuing operations	(28,069)	(16,159)	(69,335)	(34,538)
Income (loss) from discontinued operations, net of taxes	5,513	5,550	5,257	(3,271)
Net loss	(22,556)	(10,609)	(64,078)	(37,809)
Basic and diluted income (loss) per share(1):				
Continuing operations	$ (0.59)	$ (0.33)	$ (1.38)	$ (0.65)
Discontinued operations	0.12	0.11	0.10	(0.06)
Net income (loss)	$ (0.47)	$ (0.22)	$ (1.28)	$ (0.71)

(1) The quarterly earnings per share information is computed separately for each period. Therefore, the sum of such quarterly per share amounts may differ from the total for the year.

20. Subsequent Event

On February 12, 2007, the Company completed the acquisition of all of the common stock of PC Ink Corp., ("Printegra") for approximately $78 million in cash, which was funded through the Company's Revolving Credit Facility. Printegra generates annual revenues of approximately $90 million and operates thirteen strategically located facilities domestically. Printegra produces printed business communication documents, including laser cut sheets, envelopes, business forms, security documents, and labels, which are regularly consumed by small and large businesses. Printegra's results of operations and cash flows from the February 12, 2007 acquisition date will be included in the Company's consolidated results of operations and cash flows within the envelopes, forms and labels segment.

On February 22, 2007, the Company entered into an agreement to sell its remaining 8,947,439 units in the Fund for estimated net proceeds of $67 million. The sale of the units in the Fund is expected to close in March 2007.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2006 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing on page 64.

Robert G. Burton, Sr.
Chairman and Chief Executive Officer

Sean S. Sullivan
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Cenveo, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Cenveo, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cenveo, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Cenveo, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cenveo, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cenveo, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

ERNST & YOUNG LLP
Stamford, Connecticut
February 28, 2007

Shareholder Information

Corporate Headquarters
Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901
Telephone: 203-595-3000
www.cenveo.com

Annual Meeting of Shareholders
The Annual Meeting of Shareholders will be held at the Four Seasons Hotel, 57 East 57th Street, New York, New York 10022 U.S.A. on Thursday, May 3, 2007 at 12:00 p.m. Eastern time.

Market Price of Common Shares
The company's common stock is traded on the New York Stock Exchange ("NYSE"), under the symbol: "CVO". At March 23, 2007 there were approximately 325 shareholders of record and as of that date, we estimate that there were approximately 9,100 beneficial owners holding stock in nominee or "street" name. The following table sets forth, for the periods indicated, a range of the high and low sales prices for our common stock as reported by the NYSE.

2006	High	Low
1st Quarter	**$ 16.58**	**$ 12.75**
2nd Quarter	**19.96**	**15.01**
3rd Quarter	**21.70**	**17.32**
4th Quarter	**21.86**	**17.79**

2005		
1st Quarter	$ 5.86	$ 2.85
2nd Quarter	10.00	5.25
3rd Quarter	10.50	7.37
4th Quarter	14.23	9.31

Dividends
We have not paid a dividend on our common stock since our incorporation and do not anticipate paying dividends in the foreseeable future because our senior secured credit facility, senior notes and senior subordinated notes limit our ability to pay common stock dividends.

Stock Transfer Agent and Registrar
Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, CO 80401
Telephone: 800-962-4284

Shareholder Account Inquiries
For inquiries concerning transfer of shares, replacement of lost certificates, change of address or any questions regarding your Cenveo stock, call or write the transfer agent.

Form 10-K/Annual Report
The Annual Report on Form 10-K is filed with the United States Securities and Exchange Commission. It is available without charge either by contacting the Office of Investor Relations or at www.SEC.gov, or by visiting the company's website www.cenveo.com.

Independent Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
(212) 436-2000

Office of Investor Relations
Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901
Telephone: 203-595-3005
Facsimile: 203-595-3071
www.cenveo.com

Hotline
A 24-hour anonymous incident reporting hotline is available to all employees and all stockholders. To make a confidential and anonymous report, log on to www.mysafeworkplace.com or call (800) 513-4056.

Printed on Signature True® by NewPage™
100# Gloss Cover
100# Gloss Text
100# Dull Text
Printing: Anderson Lithograph, a Cenveo Company
Creative Direction: Jaime Zambrana

One Canterbury Green
201 Broad Street
Stamford, CT 06901
203-595-3000

www.cenveo.com

END